Exhibit 2.1
Execution Copy

ASSET PURCHASE AGREEMENT
between
MTU AERO ENGINES NORTH AMERICA, INC.
(as Seller)
and
EDAC TECHNOLOGIES CORPORATION
(as Buyer)
Dated as of May 18, 2009

(i)

(ii)

(iii)

LIST OF EXHIBITS

Exhibit A	Form of Holland Drive Environmental Servicing Agreement
Exhibit B	Form of Bill of Sale, Assignment and Assumption Agreement
Exhibit C	Form of Deed
Exhibit D	Form of Richard Street Environmental Agreement
Exhibit E	Form of Promissory Note
LIST OF SCHEDULES

Schedule 1.1(a)	Excluded Accounts Receivable
Schedule 1.1(b)(i)	Individuals with Knowledge of Buyer
Schedule 1.1(b)(ii)	Individuals with Knowledge of Seller
Schedule 1.1(c)	Owned Software
Schedule 1.1(d)	Patents
Schedule 1.1(e)	Reference Balance Sheet
Schedule 1.1(f)	Trademarks
Schedule 2.1(m)	Guarantees, Warranties and Indemnities
Schedule 3.1	Exceptions to State Qualifications
Schedule 3.3	Consents
Schedule 3.4	Title Exceptions; Liens
Schedule 3.5	Financial Statements
Schedule 3.7	Leased Real Property
Schedule 3.8	Intellectual Property Exceptions
Schedule 3.9	Legal Proceedings
Schedule 3.10	Exceptions to Compliance with Law
Schedule 3.11(a)	Material Contracts Defaults
Schedule 3.11(b)	Material Contracts
Schedule 3.12(a)	Employees; Terminations
Schedule 3.12(b)	Seller Benefit Plans
Schedule 3.13	Tax Exceptions
Schedule 3.14	Labor Relations
Schedule 3.15	Environmental Matters
Schedule 3.16	Licenses
Schedule 3.17(a)	Inventory Exceptions
Schedule 3.17(b)	Fixtures and Equipment under Repair
Schedule 3.18	Intercompany Agreements
Schedule 3.20(a)	Accounts Receivable
Schedule 3.20(b)	Accounts Receivable Exceptions
Schedule 3.21(a)	Customers; Loss Orders
Schedule 3.21(b)	Supplier Relations
Schedule 4.3	Consents and Approvals
Schedule 5.1(f)	Increases in Compensation or Benefits
Schedule 5.19	IT Systems Separation Actions
Schedule 5.21	Licensed Patents

(iv)

ASSET PURCHASE AGREEMENT
     THIS ASSET PURCHASE AGREEMENT, dated May 18, 2009 (this “Agreement”), is made and entered into by and between MTU Aero Engines North America, Inc., a corporation organized and existing under the laws of the State of Connecticut (the “Seller”), and EDAC Technologies Corporation, a corporation organized and existing under the laws of Wisconsin (“Buyer”). Seller and Buyer are sometimes individually referred to in this Agreement as a “Party” and collectively as the “Parties.”
W I T N E S S E T H:
     WHEREAS, the Parties desire to enter into this Agreement pursuant to which (i) Seller will sell to Buyer, and Buyer will purchase from Seller, substantially all of the assets used by Seller in the Business (as defined in Section 1.1), and (ii) Seller will assign, and Buyer will assume, the liabilities and obligations of Seller associated with the Business (collectively, the “Acquisition”); and
     WHEREAS, the Parties desire to make certain representations, warranties, covenants and agreements in connection with the Acquisition.
     NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants, agreements and conditions contained in this Agreement, and intending to be legally bound hereby, the Parties agree as follows:
ARTICLE I
DEFINITIONS
     Section 1.1 Definitions. The following terms, as used in this Agreement, have the following meanings:
     “Accounts Payable” means all accounts payable incurred by the Business on or prior to the Closing Date as determined in accordance with GAAP.
     “Accounts Receivable” means all trade accounts and notes receivable of the Business arising exclusively out of the sale or other disposition of goods or the provision of services of the Business on or prior to the Closing Date as determined in accordance with GAAP; provided, however, that the term “Accounts Receivable” shall not include (x) any trade accounts or notes receivable to the extent such are paid on or prior to the Closing Date or (y) any Excluded Accounts Receivable.
     “Acquired Intellectual Property” means all of the following owned or licensed for use by Seller: (i) the Trade Secrets, (ii) the Owned Software, (iii) the Copyrights, (iv) the Patents, and (v) the Trademarks.

     “Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by, or under direct or indirect common Control with, such specified Person.
     “Amendment” means the first amendment to that certain environmental agreement dated as of December 14, 2007, by and among Seller and Buyer, in respect of Buyer’s real property located at 35 Holland Drive, Newington, CT and substantially in the form attached to this Agreement as Exhibit A.
     “Assignment and Assumption Agreements” means, collectively, the bill of sale and assignment and assumption agreements, each dated as of the Closing Date, by and among Seller and Buyer in respect of the Acquired Assets and the Assumed Liabilities and substantially in the form attached to this Agreement as Exhibit B.
     “Bank” means TD Bank, N.A.
     “Books and Records” means all books, records, files, papers, manuals, office procedures and practices, credit information, business plans, studies, surveys, reports, correspondence, supplier lists, customer files and records, manufacturing, repair and procedural manuals, and sales and advertising literature and other selling material owned by Seller and exclusively relating to the Business, but excluding (a) employment records, except to the extent that the employee(s) to whom such records relate consent to the disclosure of the information contained in such records; (b) all Tax Returns and financial statements of Seller and the Business and all records (including working papers) related thereto; provided, however, that Buyer shall be allowed access to copies of the same insofar as they relate directly to the Business, subject to Seller’s right to redact information not relating directly to the Business; and (c) documents or other information subject to attorney client privilege insofar as transferring the same would result in a waiver of such privilege.
     “Business” means the business, conducted by Seller’s OEM Business Unit, of precision machined and fabricated components and related component assemblies for OEM turbine aero engine and industrial gas turbine builders. For the avoidance of doubt, nothing included as part of the definition of Excluded Business shall be considered part of the Business.
     “Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in New York, New York USA or Munich, Germany.
     “Buyer Ancillary Document” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by Buyer or any Affiliate of Buyer in connection with the transactions contemplated by this Agreement, including the Note.
     “Buyer Indemnified Parties” means Buyer and its Affiliates, and each of their respective officers, directors, employees, agents and representatives.
     “Claims Period” means the period during which a claim for indemnification may be asserted hereunder by an Indemnified Party.
     “Code” means the United States Internal Revenue Code of 1986, as amended.

     “Confidential Information” means any data or information furnished to one Party (“Recipient”) by the other Party (“Disclosing Party”) or obtained by Recipient as a result of Recipient’s investigation of Disclosing Party, or prepared or developed by Recipient from such data or information, whether or not covered by the Confidentiality Agreement, pertaining to Disclosing Party or the transactions contemplated hereby, except such data and information that (i) at the time of its disclosure is, or thereafter becomes, generally available to the public, by publication or otherwise, other than as a result of an act or omission by Recipient, (ii) was lawfully in Recipient’s possession or known by Recipient on a non-confidential basis prior to its disclosure to Recipient by Disclosing Party, its representatives or its agents, or (iii) becomes lawfully available to Recipient on a non-confidential basis from a source other than Disclosing Party, its representatives or its agents, provided that, after reasonable inquiry, Recipient has no knowledge that such source is bound by a confidentiality agreement with Disclosing Party, its representatives or its agents or is not otherwise prohibited from transmitting the information to Recipient or its agents or representatives by a contractual, legal, or fiduciary obligation.
     “Confidentiality Agreement” means that certain confidentiality agreement by and between Seller and Buyer, dated March 20, 2009.
     “Contracts” means the agreements, contracts, leases, purchase orders, arrangements and commitments, oral or written, relating exclusively to the Business.
     “Control” means, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise.
     “Copyrights” means all works of authorship, copyright registrations and applications therefor exclusively used in the Business.
     “Deed” means the limited warranty deed, a copy of which is attached as Exhibit C hereto, pursuant to which the title to the Owned Real Property is being conveyed on the Closing Date from Seller to Buyer.
     “Employees” means the individuals identified on Schedule 3.12(a), which schedule may be updated by Seller following the date hereof to reflect terminations or ordinary course hires.
     “Environmental Agreement” means the agreement dated as of the Closing Date, by and among Seller and Buyer, in respect of the Owned Real Property and substantially in the form attached to this Agreement as Exhibit D.
     “Environmental Laws” means all Laws applicable to the Business relating to protection of the environment.
     “Environmental Permits” means all material permits, licenses and authorizations that are required by Environmental Laws for the operation of the Business.
     “ERISA Affiliate” means, with respect to Seller, any entity that is a member of a “controlled group of corporations” with, or is under “common control” with Seller as defined in Section 414(b) or 414(c) of the Code.

     “Excluded Accounts Receivable” means the accounts and notes receivable, unapplied cash and other credit balances not related to the Business and those Accounts Receivables set forth on Schedule 1.1(a).
     “Excluded Business” means all businesses of Seller and its Affiliates other than the Business, and the phrase “Excluded Business” shall specifically include Seller’s engineering design business unit.
     “Financial Statements” means (a) the unaudited pro forma balance sheet for the Business as of March 31, 2009, and the related unaudited pro forma statements of income for the three (3) months then ended, and (b) the unaudited pro forma statements of income for the Business for the twelve (12) month periods ended as of December 31, 2006, December 31, 2007 and December 31, 2008, all as set forth on Schedule 3.5.
     “Fixtures and Equipment” means all machinery, equipment, motor vehicles, furnishings, tools, furniture, fixtures, office equipment (other than copiers, computer and related hardware, printers, telephones and cell phones), and other tangible personal property (other than Inventory) owned or leased by Seller, in each case exclusively relating to the Business, as determined pursuant to GAAP.
     “GAAP” means generally accepted accounting principles as applied in the United States.
     “Governmental Entity” means any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, body or commission or other governmental authority or agency, domestic or foreign.
     “Hazardous Materials” means any hazardous substance, hazardous waste, petroleum waste or material classified as hazardous or toxic under Environmental Laws.
     “Indemnified Party” means a Buyer Indemnified Party or Seller Indemnified Party.
     “Inventory” means all finished goods inventory, all work-in-progress, all raw materials, spare parts and similar items used or held for use by Seller, wherever located, including inventory held on order or in transit, in each case exclusively relating to the Business, as determined in accordance with GAAP.
     “Knowledge of Buyer” means all facts actually known by those individuals listed on Schedule 1.1(b)(i) on the date hereof, without independent inquiry and excluding any imputed knowledge or matters which should have been known.
     “Knowledge of Seller” means all facts actually known by those individuals listed on Schedule 1.1(b)(ii) on the date hereof, without independent inquiry and excluding any imputed knowledge or matters which should have been known.
     “Law” means any material statutes, rules, codes, regulations, ordinances or orders, of, or issued by, Governmental Entities.

     “Licensed Patents” means the patents and patent applications set forth on Schedule 5.21, any continuations, divisions, reexaminations, or reissues of any of the patents or patent applications set forth on Schedule 5.21, and any patent that issues from any of the patent applications set forth on Schedule 5.21 or any continuation or division thereof.
     “Licenses” means all permits, licenses or similar rights set forth on Schedule 3.16.
     “Liens” means mortgages, liens, pledges, security interests, charges, claims, restrictions and encumbrances.
     “Material Adverse Effect” means a material adverse effect upon the Business and the Acquired Assets, taken as a whole, other than effects, changes, events, conditions or circumstances resulting from or relating to: (a) economic or market conditions affecting the economy as a whole or the Business’ industry in general; (b) the announcement or pendency of the Acquisition; (c) the execution of, compliance with the terms of, or the taking of any action required by this Agreement; (d) the consummation of the transactions contemplated by this Agreement; or (e) any change in accounting requirements or principles or any change in applicable Laws or the interpretation thereof.
     “Note” means the secured promissory note in the principal amount of Two Million Five Hundred Thousand Dollars ($2,500,000) to be delivered by Buyer to Seller at the Closing substantially in the form attached hereto as Exhibit E.
     “Owned Real Property” means all land, together with all buildings, structures, improvements and fixtures located thereon, and all easements and other right and interests appurtenant thereto, owned by Seller and used in the Business.
     “Owned Software” means the software exclusively relating to the Business and listed on Schedule 1.1(c).
     “Patents” means those patent registrations and applications therefor listed on Schedule 1.1(d).
     “Permitted Liens” means (i) Liens for Taxes not yet due and payable as of the Closing Date or which are being contested by appropriate proceedings, (ii) any mechanics’, carriers’, workers’, repairers’, and other similar liens arising or incurred in the ordinary course of business relating to obligations as to which there is no default on the part of Seller, or the validity or amount of which is being contested by appropriate proceedings, (iii) matters of record, (iv) zoning, building or other restrictions, variances, covenants, rights of way, encumbrances, easements and other similar irregularities in title, and (v) all of the terms, conditions and provisions of the Contracts.
     “Person” means any individual, partnership, joint venture, corporation, trust, limited liability company, unincorporated organization or other entity or any Governmental Entity.
     “Prohibited Transferee” means any of General Electric Corporation, United Technologies Corporation, Pratt & Whitney Group, Rolls-Royce plc, Volvo AB, Avio Spa, Honeywell

International, Inc., IHI Corporation, and Snecma S.A., or an Affiliate of, any successor entity to, or Affiliate of any successor to, any of the foregoing.
     “Reference Balance Sheet” means the unaudited pro forma balance sheet for the Business as of March 31, 2009 as set forth in
Schedule 1.1(e).
     “Restricted Transaction” shall mean (1) any sale, assignment, transfer, exchange or other disposition to any Prohibited Transferee, whether directly or indirectly, in a single transaction or series of transactions, of all or substantially all of the assets of the Business; (2) any sale, assignment, transfer, exchange or other disposition to any Prohibited Transferee, whether directly or indirectly, in a single transaction or series of transactions, of all or substantially all of the assets of Buyer, or any Affiliate, successor to, or Affiliate of any successor to, any of the foregoing; (3) any sale, assignment, transfer, exchange or other disposition, whether directly or indirectly, in a single transaction or series of transactions, to any Prohibited Transferee of 10% or more of any actual or beneficial equity interests in Buyer, or any Affiliate, successor to, or Affiliate of any successor to, any of the foregoing; (4) any merger, consolidation or other recapitalization, reincorporation, reformation, amalgamation, contribution or other similar business combination or transaction affecting or relating to the corporate existence of Buyer, or any Affiliate, successor to, or Affiliate of any successor to, any of the foregoing with or into any Prohibited Transferee; or (5) the acquisition, directly or indirectly, by any Prohibited Transferee of actual or beneficial ownership of any voting interests in Buyer, or any Affiliate, successor to, or Affiliate of any successor to, any of the foregoing (other than, in the case of voting or equity interests listed on a national securities exchange, such interests representing less than 10% of the outstanding voting or equity interests of Buyer, or any Affiliate, successor to, or Affiliate of any successor to, any of the foregoing).
     “Seller Ancillary Document” means any certificate, agreement, document or other instrument, other than this Agreement, to be executed and delivered by Seller or any Affiliate of Seller in connection with the transactions contemplated by this Agreement.
     “Seller Indemnified Parties” means Seller and its Affiliates, and each of their respective officers, directors, employees, agents and representatives.
     “Seller Intellectual Property” shall mean all intellectual property of Seller and its Affiliates, including all corporate or trade names, trade marks, service marks (including any symbols or logos related thereto), copyrights, patents (including the Licensed Patents), trade secrets, computer software (other than the Owned Software) and the like of Seller or any of its Affiliates not expressly included as part of the Acquired Intellectual Property.
     “Standby LC” means that certain standby letter of credit issued in favor of Seller by Bank in support of certain obligations of Buyer under the Note, as more fully set forth in Section 5.20.
     “Specified Liabilities” means all liabilities of the Business set forth on the Closing Balance Sheet as determined in accordance with GAAP.
     “Taxes” means all taxes, assessments, charges, duties, fees, levies or other governmental charges (including interest, penalties or additions associated therewith), including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment compensation, disability, transfer, sales, use, excise, gross receipts, value-added and all other taxes of any kind imposed by any Governmental Entity, whether disputed or not.
     “Tax Return” means any report, return, declaration or other information required to be supplied to a Governmental Entity in connection with Taxes, including estimated returns and reports with respect to Taxes.
     “Trademarks” means all trademarks, service marks and trade names listed on Schedule 1.1(f).
     “Trade Secrets” means all inventions (whether patentable or not), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, technical data and customer lists, and all documentation relating to the foregoing, exclusively relating to the Business.
     “U.S. GAAP” means generally accepted accounting principles in the United States in effect as of March 31, 2009.
     “Vendor Receivables” means receivables from vendors of the Business that are attributable to returns, rebates and similar amounts exclusively related to the Business that are owed to Seller by vendors of the Business, as determined in accordance with GAAP.
     “WARN” means the United States Worker Adjustment and Retraining Notification Act, as amended.
     “Working Capital Amount” means the sum of Accounts Receivable, Inventory, prepaid expenses relating to the Business determined in accordance with GAAP and excluding income taxes receivable (deferred taxes) relating to the Business determined in accordance with GAAP, minus the sum of Accounts Payable and accrued expenses, excluding deferred tax liabilities, relating to the Business determined in accordance with GAAP, determined as of the Closing Date. The Working Capital Amount shall be calculated without giving effect to the transactions contemplated herein.
     Section 1.2 Other Definitions. Each of the following terms is defined in the Section set forth opposite such term:

Term	Section
Accounting Referee	2.7(c)
Acquired Assets	2.1
Acquisition	Recitals
Agreement	Preamble
Assumed Liabilities	2.3
Buyer	Preamble
Closing	2.5
Closing Balance Sheet	2.7(a)
Company	Preamble
Closing Date	2.5
Dispute	9.13(a)
Employees	3.12(a)
Excluded Assets	2.2
Excluded Liabilities	2.4
Indemnifying Party	8.3(a)
Loss	8.1
Material Contract	3.11(b)
NLRB	3.14(a)
Obligations	5.20
OEM Affiliate	5.21(c)
Parties	Preamble
Party	Preamble
Purchase Price	2.6(a)
Seller Benefit Plans	3.12(b)
Seller	Preamble
Termination Date	7.1
Transfer Taxes	5.7
Transferred Employees	5.8(a)
Transition Services Providers	5.18
     Section 1.3 Construction.
     (a) Unless the context of this Agreement otherwise clearly requires, (i) references to the plural include the singular, and references to the singular include the plural, (ii) references to one gender include the other gender, (iii) the words “include,” “includes” and “including” do not limit the preceding terms or words and shall be deemed to be followed by the words “without limitation”, (iv) the terms “hereof”, “herein”, “hereunder”, “hereto” and similar terms in this Agreement refer to this Agreement as a whole and not to any particular provision of this Agreement, (v) the terms “day” and “days” mean and refer to calendar day(s), and (vi) the terms “year” and “years” mean and refer to calendar year(s).
     (b) Unless otherwise set forth in this Agreement, references in this Agreement to any document, instrument or agreement (including this Agreement) (A) includes and incorporates all exhibits, schedules and other attachments thereto, (B) includes all documents, instruments or agreements issued or executed in replacement thereof and (C) means such document, instrument or agreement, or replacement or predecessor thereto, as amended, modified or supplemented from time to time in accordance with its terms and in effect at any given time. All Article, Section, Exhibit and Schedule references herein are to Articles, Sections, Exhibits and Schedules of this Agreement, unless otherwise specified.
     (c) This Agreement shall not be construed as if prepared by one of the Parties, but rather according to its fair meaning as a whole, as if all Parties had prepared it.
ARTICLE II
PURCHASE AND SALE OF ASSETS
     Section 2.1 Purchase and Sale. Subject to the terms and conditions set forth in this Agreement, at the Closing, Seller agrees to sell, transfer and deliver to Buyer, and Buyer agrees to purchase, acquire and accept from Seller, all right, title and interest of Seller in and to the following assets, properties and rights (the “Acquired Assets”):
     (a) the Owned Real Property;
     (b) the Fixtures and Equipment;
     (c) the Inventory;
     (d) the Contracts;
     (e) the Books and Records;
     (f) to the extent their transfer is permitted by Law, any security deposits for the obligations of Seller under the leases, subleases, licenses, sublicenses, permits and agreements described in this Section 2.1;
     (g) prepaid expenses primarily relating to, and not having substantial application outside of, the Business;
     (h) prepaid state and local personal property Taxes that are imposed directly with respect to an Acquired Asset to the extent such Taxes relate to any period prior to the Closing;
     (i) the Acquired Intellectual Property;
     (j) all transferable Licenses;
     (k) the Accounts Receivables;
     (l) the Vendor Receivables;
     (m) to the extent their transfer is permitted by Law and without the consent of any third party, and only to the extent related to events or occurrences following the Closing, all guarantees, warranties, indemnities and similar rights in favor of the Business set forth on
Schedule 2.1(m); and

     (n) all claims, prepayments, refunds, causes of action, chooses in action, rights of recovery, rights of setoff and rights of recoupment of Seller with respect to the Business.
     Notwithstanding anything to the contrary contained in this Agreement, Seller may retain copies of any Contract, Books and Records or any other document or materials to the extent that Seller (i) is required to retain them by Law, (ii) may need such copies for Tax purposes, or in connection with product liability claims or claims related to Excluded Liabilities or Excluded Assets, or (iii) may need such copies to carry out the terms or purposes of this Agreement or the Environmental Agreement.
     Section 2.2 Excluded Assets. Notwithstanding anything to the contrary contained in this Agreement, the Acquired Assets shall not include any assets, properties or rights not specifically identified in Section 2.1 (collectively the “Excluded Assets”). The Excluded Assets shall include, without limitation, the following:
     (a) all assets primarily relating to the Excluded Business;
     (b) all cash and cash equivalents of Seller;
     (c) the Seller Benefit Plans and all assets relating to or under such Seller Benefit Plans;
     (d) all Tax assets (including duty and tax refunds and prepayments) except to the extent specifically described in Section 2.1(h);
     (e) all Tax Returns and financial statements of Seller and the Business and all records (including working papers) related thereto;
     (f) all credits, prepaid expenses, deferred charges, advance payments, security deposits, prepaid items and duties to the extent related to any Excluded Asset;
     (g) all insurance policies held by Seller;
     (h) all insurance proceeds which Seller have a right to receive and that relate to any Excluded Assets or Excluded Liabilities or events or occurrences prior to the Closing (other than insurance proceeds received in respect of an Assumed Liability);
     (i) the Seller Intellectual Property;
     (j) any License that by its terms is not assignable to Buyer;
     (k) all ownership interests of Seller in any Affiliate, joint venture or any other Person;
     (l) all Excluded Accounts Receivables; and
     (m) all rights that accrue to Seller under this Agreement.

     Section 2.3 Assumption of Assumed Liabilities.
     (a) Except as provided in Section 2.3(b), Buyer will not assume, in connection with the transactions contemplated by this Agreement, any liability or obligation of Seller, and Seller will retain responsibility for all liabilities and obligations accrued on or prior to the Closing Date and all liabilities and obligations arising from the operations of the Business on or prior to the Closing Date, whether or not accrued and whether or not disclosed.
     (b) As the sole exception to the provisions in Section 2.3(a), effective as of the close of business on the Closing Date, Buyer will assume and agree to pay, discharge or perform, as appropriate, the following liabilities and obligations of Seller existing as of such time and arising out of the conduct of the Business prior to or on the Closing Date (collectively, the “Assumed Liabilities”):
     (i) all Accounts Payable;
     (ii) all liabilities and obligations of Seller under the Contracts to be performed on or after the Closing Date; and
     (iii) all Specified Liabilities reflected on the Closing Balance Sheet to the extent they have not been paid or discharged prior to the Closing and excluding all Taxes pursuant to Section 2.4(b);
     Section 2.4 Excluded Liabilities. Specifically, without limiting the generality of Section 2.3(a), the Assumed Liabilities shall not include, and Buyer shall not assume, any of the following liabilities or obligations of Seller (collectively, the “Excluded Liabilities”):
     (a) any Taxes (except Transfer Taxes pursuant to Section 5.7) imposed on Seller or attributable to the Acquired Assets to the extent relating to any period ending prior to the Closing Date;
     (b) any liability of Seller arising out of or relating to the execution, delivery or performance of this Agreement or any of the Seller Ancillary Agreements;
     (c) any liability or obligation relating exclusively to any Excluded Asset; and
     (d) any liability or obligation of Seller under the Contracts to be performed prior to the Closing Date, and all liabilities of Seller with respect to claims made against Seller for any breach, act or omission by Seller prior to the Closing under any of the Contracts.
     Section 2.5 Closing. The closing of the transactions contemplated by this Agreement (the “Closing”) shall occur as promptly as possible, and in any event no later than five (5) Business Days, following the satisfaction or waiver of the conditions set forth in Article VI that are contemplated to be satisfied prior to the Closing Date, or on such other date as the Parties may agree. The date of the Closing shall be referred to herein as the “Closing Date”. The Closing shall take place at the offices of King & Spalding LLP, 1185 Avenue of the Americas, New York, New York 10036 at 10:00 a.m. New York City time, or at such other place as the Parties may agree.

     Section 2.6 Purchase Price.
     (a) Subject to adjustment pursuant to Section 2.7 and to the indemnification obligations under Article VIII, the aggregate amount to be paid for the Acquired Assets (the “Purchase Price”) shall be Nine Million Five Hundred Thousand Dollars ($9,500,000).
     (b) At the Closing, Buyer shall (i) deliver to Seller the Note, duly executed by Buyer, and (ii) pay or cause to be paid to Seller Seven Million Dollars ($7,000,000) in cash by wire transfer of immediately available federal funds to such bank account (or accounts) as shall be designated by Seller in writing no later than two (2) days prior to the Closing Date.
     Section 2.7 Closing Balance Sheet; Working Capital Amount.
     (a) As promptly as practicable, but in no event later than ninety (90) days after the Closing Date, Seller will cause its independent auditors to prepare and deliver to Buyer a balance sheet of the Business as of the close of business on the Closing Date (the “Closing Balance Sheet”) and a certificate based on such Closing Balance Sheet setting forth Seller’s calculation of the Working Capital Amount. The Closing Balance Sheet shall (i) be prepared from the books and records of the Business in conformity with GAAP without giving effect to the transactions contemplated by this Agreement and (ii) include line items substantially consistent with those in the Reference Balance Sheet.
     (b) If Buyer disagrees with Seller’s calculation of the Working Capital Amount delivered pursuant to Section 2.7(a), Buyer may, within thirty (30) days after delivery of the documents referred to in Section 2.7(a), deliver a notice to Seller disagreeing with Seller’s calculation thereof and setting forth Buyer’s calculation of the Working Capital Amount. Any such notice of disagreement shall specify those items or amounts as to which Buyer disagrees, and Buyer shall be deemed to have agreed with all other items and amounts contained in the Closing Balance Sheet and the calculation of the Working Capital Amount delivered pursuant to Section 2.7(a). If Buyer does not deliver such notice of disagreement within such 30-day period, the Closing Balance Sheet and calculation of the Working Capital Amount shall be deemed final and binding upon Buyer and Seller.
     (c) If a notice of disagreement shall be duly delivered pursuant to Section 2.7(b), Seller and Buyer shall, during the thirty (30) days following such delivery, use their commercially reasonable efforts to reach agreement on the disputed items or amounts in order to determine the final Working Capital Amount. If, during such period, Seller and Buyer are unable to reach such agreement, they shall promptly thereafter retain an accounting firm reasonably acceptable to Seller and Buyer that does not act either as an advisor to either Buyer or Seller on the transactions contemplated in this Agreement or as primary auditor for either Buyer or Seller) (the “Accounting Referee”) to promptly review this Agreement and the disputed items or amounts for the purpose of calculating the Working Capital Amount. In making any such calculation, the Accounting Referee may reevaluate only those items or amounts in the Closing Balance Sheet or Seller’s calculation of the Working Capital Amount as to which Buyer has disagreed; provided, however, that in no event shall the Accounting Referee’s determination with respect to such disputed items or amounts be (i) in excess of the greater of Seller’s or Buyer’s determination of the same item, amount or calculation or (ii) less than the lesser of Seller’s or Buyer’s determination of the same item, amount or calculation. The Accounting
Referee shall

deliver to Seller and Buyer, as promptly as practicable, a report setting forth each such calculation. Such report shall be final and binding upon Seller and Buyer. The cost of such review and report shall be borne equally by Seller and Buyer.
     (d) Seller and Buyer agree that they will, and agree to cause their respective independent accountants and employees to, cooperate and assist in the preparation of the Closing Balance Sheet and the calculation of the Working Capital Amount and in the conduct of the audits and reviews referred to in this Section 2.7, including, without limitation, making available, to the extent reasonably required, their respective books, records, work papers (subject to appropriate indemnification) and personnel.
     (e) If the Working Capital Amount is greater than $11,200,000, Buyer shall pay to Seller the amount equal to the difference between the Working Capital Amount and $11,200,000 in the manner and with interest as provided in Section 2.7(f). If the Working Capital Amount is less than $8,800,000, Seller shall pay to Buyer the amount equal to the difference between $8,800,000 and the Working Capital Amount, in the manner and with interest as provided in Section 2.7(f).
     (f) Payment by Seller or Buyer, as the case may be, pursuant to Section 2.7(e) shall be made by wire transfer of immediately available funds to an account designated by the payee within ten (10) days of final determination of the Working Capital Amount. The amount of any payment to be made pursuant to this Section 2.7 shall bear interest from and including the Closing Date (but excluding the date of payment) at a rate per annum equal to four percent (4%). Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days for which due.
     Section 2.8 Deliveries by Seller. At the Closing, Seller will deliver or cause to be delivered to Buyer (unless delivered previously) the following:
     (a) the Assignment and Assumption Agreements, each duly executed by Seller;
     (b) the Deed;
     (c) the Environmental Agreement, duly executed by Seller;
     (d) the Amendment, duly executed by Seller;
     (e) all other documents, instruments and writings required to be delivered by Seller at or prior to the Closing pursuant to this Agreement;
     (f) all of the Acquired Assets of a tangible nature;
     (g) documents evidencing the release or termination of all Liens on the Acquired Assets, including, but not limited to, copies of filed UCC termination statements with respect to all UCC financing statements evidencing Liens, a certification signed by Seller affirming the absence of mechanics’ liens on the Owned Real Property and that no work has been performed within the ninety (90) day period preceding the Closing Date or mechanics’ lien waivers or subordination, and mortgage releases;

     (h) a certificate of Seller respecting the “non-foreign” status of Seller;
     (i) a 1099 form, if required; and
     (j) properly completed and executed state and municipal conveyance tax statements, together with checks, to the order of the appropriate officers, in payment of Seller’s portion of such taxes.
     Section 2.9 Deliveries by Buyer. At the Closing, Buyer will deliver or cause to be delivered to Seller (unless previously delivered) the following:
     (a) the Purchase Price in accordance with Section 2.6;
     (b) the Assignment and Assumption Agreements, each duly executed by Buyer;
     (c) the Environmental Agreement, duly executed by Buyer;
     (d) the Amendment, duly executed by Buyer;
     (e) an affidavit that Buyer is not a foreign person under Section 1445(b)(2) of the Code;
     (f) the Note, duly executed by Buyer;
     (g) the Standby LC, duly executed by Bank; and
     (h) all other documents, instruments and writings required to be delivered by Buyer at or prior to the Closing pursuant to this Agreement.
     Section 2.10 Nonassignability of Assets. Notwithstanding anything to the contrary contained in this Agreement and subject to
Section 6.1(b), to the extent the sale, assignment, sublease, transfer, conveyance or delivery or attempted sale, assignment, transfer, conveyance or delivery to Buyer, of any Contract or other asset that would be an Acquired Asset or any claim or right or any benefit arising thereunder or resulting therefrom is prohibited by any applicable Law or would require any authorizations, approvals, consents or waivers of a Governmental Entity or other third party, and such authorizations, approvals, consents or waivers shall not have been obtained prior to the Closing, the Closing shall proceed without the sale, assignment, sublease, transfer, conveyance or delivery of such Contract or other asset and this Agreement shall not constitute a sale, assignment, sublease, transfer, conveyance or delivery of such Contract or other asset or an attempt thereof. If the Closing proceeds without the sale, transfer, conveyance, sublease, assignment or delivery of any such Contract or other asset, then following the Closing, the Parties shall use their commercially reasonable efforts, and cooperate with each other, to obtain promptly such authorizations, approvals, consents or waivers; provided, however, that neither Seller nor Buyer shall be required to pay any consideration for any such authorization, approval, consent or waiver other than filing, recordation or similar fees which shall be paid by the party who is required by Law or course of dealing to do so. Pending such authorization, approval, consent or waiver, the Parties shall cooperate with each other in any mutually agreeable, reasonable and lawful arrangements designed to provide to Buyer the benefits of use of such Contract or other asset and to Seller the benefits, including any indemnities, that it would have obtained had the Contract or other asset been conveyed to Buyer at the Closing. To the extent that Buyer is provided the benefits pursuant to this Section 2.10 of any Contract or other asset, Buyer shall perform for the benefit of the other Persons that are parties thereto the obligations of Seller or any Affiliate of Seller thereunder and any related liabilities that arise from and after the Closing Date and, but for the lack of an authorization, approval, consent or waiver to assign such liabilities to Buyer, would be Assumed Liabilities and such obligations and liabilities shall for the purposes of Article VIII be deemed to be Assumed Liabilities. Once authorization, approval, consent or waiver for the sale, assignment, sublease, transfer, conveyance or delivery of any such Contract or other asset not sold, assigned, subleased, transferred, conveyed or delivered at the Closing is obtained, Seller shall or shall cause its Affiliates to assign, transfer, convey and deliver such Contract or other asset to Buyer at no additional cost to Buyer.
     Section 2.11 Prorations. With respect to certain expenses incurred in the operation of the Business, the following allocations will be made between Buyer and Seller to ensure that Seller will bear such expenses to the extent they relate to the period prior to the Closing Date, and Buyer will bear such expenses to the extent they relate to the period from and after the Closing Date:
     (a) ad valorem property taxes will be apportioned, as of the Closing Date, based upon current tax bills if available; and if not available, such apportionment will be based on the most recent tax bill available, with appropriate subsequent adjustment when current tax bills are received;
     (b) utilities, water and sewer charges will be apportioned based upon the number of operating days occurring before and after the Closing Date during the billing period for each such charge; and
     (c) expenses incurred pursuant to leases included in the Assumed Liabilities shall be prorated based on the number of days occurring before and after the Closing Date during the month in which the Closing Date occurs.
     Appropriate cash payments shall be made by Seller or Buyer, as applicable, after the facts giving rise to the obligation for such payments are known to Seller and Buyer, in the amounts necessary to give effect to the allocations provided for in this Section 2.11, which amounts shall be payable on a quarterly basis as a net settlement for such period beginning on the ninetieth (90th) day after the Closing Date.
ARTICLE III
REPRESENTATIONS AND WARRANTIES OF SELLER
     Subject to the terms, conditions and limitations set forth in this Agreement, Seller hereby represents and warrants to Buyer as follows as of the date hereof and as of the Closing Date:
     Section 3.1 Organization. Seller is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction set forth in the preamble hereof, and has the corporate power and authority to own, lease and operate the Acquired Assets, and to carry on in all material respects the Business as now being conducted, except where the failure to be in good standing would not in the aggregate be reasonably likely to have a Material Adverse Effect or hinder, impair or delay Seller’s ability to consummate the transactions contemplated by this Agreement. Except as set forth on Schedule 3.1, Seller is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except in such jurisdictions where the failure to be so duly qualified or licensed and in good standing would not in the aggregate be reasonably likely to have a Material Adverse Effect or hinder, impair or delay Seller’s ability to consummate the transactions contemplated by this Agreement.
     Section 3.2 Authorization. Seller has the corporate power and authority to execute and deliver this Agreement and the Seller Ancillary Documents, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Seller Ancillary Documents by Seller, and the performance by Seller of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate action of Seller. This Agreement has been, and the Seller Ancillary Documents shall be, as of the Closing Date, duly authorized, executed and delivered by Seller, and do or shall, as the case may be, when duly executed by all parties and delivered by Seller, constitute the valid and binding agreements of Seller, enforceable against Seller, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
     Section 3.3 Consents and Approvals; No Violations. Except as set forth on Schedule 3.3, neither the execution and delivery of this Agreement or the Seller Ancillary Documents nor the consummation of the transactions contemplated by this Agreement or the Seller Ancillary Documents will (a) conflict with or result in any breach of any provision of the certificate or articles of incorporation or bylaws of Seller; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation that are included as part of the Acquired Assets or by which any of the Acquired Assets is bound; or (d) violate any Law, order, injunction or decree applicable to Seller; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights (i) which would not be reasonably likely to have a Material Adverse Effect and would not adversely affect the ability of Seller to consummate the transactions contemplated by this Agreement, or (ii) which become applicable as a result of the business or activities in which Buyer is or proposes to be engaged or as a result of any acts or omissions by, or the status of or any facts pertaining to, Buyer. Except as set forth on Schedule 3.3, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity or third party is required with respect to Seller or its Affiliates in connection with the execution, delivery or performance of this

Agreement or the Seller Ancillary Documents or the consummation of the transactions contemplated hereby or thereby.
     Section 3.4 Title to Assets; Related Matters. Except as set forth on Schedule 3.4, Seller has (and shall convey to Buyer at the Closing) good and marketable title to the Acquired Assets (with the exception of the Owned Real Property, which shall be conveyed in accordance with Section 3.7) free and clear of all Liens, except for Permitted Liens. Except as set forth on Schedule 3.4, no Person other than Seller owns any material item of Fixtures and Equipment that are necessary to the operation of the Business, except for the leased items that are subject to personal property leases. Since March 31, 2009, Seller has not sold, transferred or disposed of any material assets of the Business, other than sales of inventory in the ordinary course of business. The Acquired Assets constitute all of the assets necessary and sufficient to conduct the operations of the Business in accordance with Seller’s past practices and as presently conducted.
     Section 3.5 Financial Statements. Seller has delivered or made available the Financial Statements to Buyer. Except as disclosed in the Financial Statements or on Schedule 3.5, the Financial Statements have been prepared from the books and records of Seller in conformity with GAAP. Each balance sheet of Seller from which the balance sheets included in the Financial Statements have been derived fairly presents the financial position of Seller as of the date of such balance sheet, and each statement of income and cash flows of Seller from which the statements of income and cash flows included in the Financial Statements have been derived fairly presents the results of operations and changes in cash flows, as the case may be, of Seller for the periods referenced therein.
     Section 3.6 Absence of Certain Changes. Since March 31, 2009, there has not been (i) any Material Adverse Effect, (ii) any damage, destruction, loss or casualty to the Acquired Assets with a value in excess of $50,000 and not covered by insurance, or (iii) any action taken of the type described in Section 5.1, that, had such action occurred following the date hereof without Buyer’s prior approval, would be in violation of such Section 5.1.
     Section 3.7 Real Property.
     (a) Schedule 3.7 sets forth the address and description of the Owned Real Property. Seller has good and marketable fee simple title to its Owned Real Property, free and clear of any Liens other than Permitted Liens. Except as set forth on Schedule 3.7, Seller has not leased or otherwise granted to any Person the right to use or occupy the Owned Real Property or any portion thereof. There are no outstanding options, rights of first offer or rights of first refusal to purchase the Owned Real Property or any portion thereof or interest therein.
     (b) To the Knowledge of Seller, no portion of the Owned Real Property, or any building or improvement located thereon, violates any Law where such violation remains outstanding and, if unaddressed, would have a Material Adverse Effect on the use of the Owned Real Property as currently owned and operated. Except for the Permitted Liens, to the Knowledge of Seller, no Owned Real Property is subject to (i) any governmental decree or order (or threatened or proposed order) or (ii) any rights of way, building use restrictions, exceptions, variances, reservations or similar limitations.

     (c) Seller shall convey the Owned Real Property to Buyer by the delivery of the Deed, which Deed shall convey fee simple title to the Owned Real Property to the Buyer, subject only to the Permitted Liens and such other exceptions as are approved by Buyer.
     Section 3.8 Intellectual Property. Except as set forth on Schedule 3.8, (a) Seller owns all rights to, or has a valid right to use, all of the Acquired Intellectual Property in connection with the Business as currently conducted; (b) the registrations and applications for the Acquired Intellectual Property owned by Seller and necessary for the conduct of the Business as currently conducted have been duly maintained, have not been cancelled, expired or abandoned and, to the Knowledge of Seller, are valid and enforceable in all respects; and (c) to the Knowledge of Seller, the conduct of the Business as currently conducted does not infringe upon the proprietary rights of any third party.
     Section 3.9 Litigation and Other Matters. Except as set forth on Schedule 3.9, as of the date of this Agreement there is no action, suit, claim, investigation, arbitration or proceeding pending or, to the Knowledge of Seller, threatened against Seller by any third party or by or before any Governmental Entity that relates to the Business or in any manner seeks to prevent, enjoin, alter or delay the transactions contemplated by this Agreement. Except as set forth on Schedule 3.9, as of the date of this Agreement none of the Acquired Assets is subject to any outstanding order, writ, judgment, award, injunction or decree of any Governmental Entity of competent jurisdiction or any arbitrator or arbitrators, other than those that would not be reasonably likely to have a Material Adverse Effect. To the Knowledge of Seller, no other fact, event or condition exists, or is reasonably likely to exist, that with the passage of time or otherwise, would hinder, frustrate, impair or otherwise delay consummation of the transactions contemplated by this Agreement.
     Section 3.10 Compliance with Applicable Law. As of the date of this Agreement and at all times from February 28, 2001 to the date of this Agreement, the Business has been conducted in compliance with all applicable Laws (including applicable Laws relating to zoning, environmental matters and the safety and health of employees), except for violations that would not be reasonably likely to have a Material Adverse Effect. Except as set forth on Schedule 3.10, Seller (i) has not been charged with, and has not received written notice that it is under investigation with respect to, any material violation of any applicable Law, (ii) is not a party to, or bound by, any order, judgment, decree, injunction, rule or award of any Governmental Entity and (iii) has filed all material reports and has all material licenses and permits required to be filed with any Governmental Entity on or prior to the date hereof.
     Section 3.11 Certain Contracts.
     (a) To the Knowledge of Seller, all Material Contracts are in full force and effect in all material respects and, to the Knowledge of Seller assuming the due authorization, execution and delivery by any other party thereto, are currently legal, valid, binding and enforceable against Seller, and to the Knowledge of Seller as of the Closing will be, if not previously terminated or expired, enforceable against Seller in accordance with the express terms thereof, subject to bankruptcy, insolvency, reorganization, moratorium and similar Laws of general applicability relating to or affecting creditors’ rights and to general principles of equity, except for such failures that would not be reasonably likely to have a Material Adverse Effect. To the

Knowledge of Seller, there does not exist under any Material Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute a violation, breach or event of default thereunder as of the date hereof on the part of Seller, or as of the Closing on the part of Seller, except as set forth on Schedule 3.11(a) and except for such violations, breaches, defaults, events or conditions that would not be reasonably likely to have a Material Adverse Effect. To the Knowledge of Seller, no counterparty to any Material Contract is in breach or default under any Material Contract.
     (b) Schedule 3.11(b) sets forth a true, correct and complete list of the following Contracts (other than the Seller Benefit Plans) (each, a “Material Contract”):
     (i) each employment, severance, management consulting and other contract involving compensation for services rendered or to be rendered, in each case extending beyond the Closing Date;
     (ii) all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other contracts relating to the borrowing of money or binding upon any properties or assets (real, personal or mixed, tangible or intangible) of Seller;
     (iii) all leases or licenses involving any properties or assets (whether real, personal or mixed, tangible or intangible) involving an annual commitment or payment by Seller of more than $25,000;
     (iv) all contracts and agreements that limit or restrict Seller, or any officers of Seller or any of its Employees, from engaging in any business in any jurisdiction;
     (v) all contracts and agreements for capital expenditures or the acquisition or construction of fixed assets requiring the payment by Seller of an amount in excess of $100,000;
     (vi) all contracts that provide for an increased payment or benefit, or accelerated vesting, upon the execution hereof or the Closing or in connection with the transactions contemplated hereby;
     (vii) all contracts and agreements granting any Person a Lien (other than a Permitted Lien) on all or any part of any of the Acquired Assets;
     (viii) all contracts and agreements for the cleanup, abatement or other actions in connection with any Hazardous Materials, the remediation of any existing environmental condition or relating to the performance of any environmental audit or study;
     (ix) all contracts and agreements granting to any Person an option or a first refusal, first-offer or similar preferential right to purchase or acquire any of the Acquired Assets (other than contracts for the sale of engine components or related component assemblies entered into in the ordinary course consistent with past practice);

     (x) all contracts and agreements with any agent, distributor or representative that is not terminable without penalty on 60 days’ or less notice;
     (xi) all contracts and agreements for the granting or receiving of a license, sublicense or franchise or under which any Person is obligated to pay or has the right to receive a royalty, license fee, franchise fee or similar payment;
     (xii) all contracts providing for the indemnification or holding harmless of any officer, director, employee or other Person;
     (xiii) all joint venture or partnership contracts and all other contracts providing for the sharing of any profits;
     (xiv) all outstanding powers of attorney empowering any Person to act on behalf of Seller; and
     (xv) all existing contracts and commitments (other than those described in subsections (i) through (xiv) of this Section 3.11) to which Seller is a party or by which its properties or assets are bound involving an annual commitment or annual payment of more than $25,000 individually.
     Section 3.12 Employees; Seller Benefit Plans.
     (a) Schedule 3.12(a) includes an accurate listing of the job title or description and current annual rate of compensation, including annual base salary and bonuses, for each Employee. Except as set forth on Schedule 3.12(a), Seller has no plans to terminate the employment of any of the Employees (other than upon the Closing Date), and to the Knowledge of Seller, none of the Employees has any plans to terminate employment with Seller (other than for purposes of accepting employment with Buyer following the Closing) or not to accept employment with Buyer.
     (b) Schedule 3.12(b) sets forth a list of all material employee benefit, severance, employment, fringe benefit, bonus, incentive, deferred compensation, retirement, pension and other similar plans (including, without limitation, all “employee benefit plans” within the meaning of Section 3(3) of ERISA) that cover any employees, contract employees or former employees of the Seller or any spouses, family members, dependents or beneficiaries thereof (a) that are maintained, sponsored or contributed to by the Seller or (b) with respect to which the Seller is obligated to contribute or has any liability (the “Seller Benefit Plans”). True and complete copies of all written Seller Benefit Plans in effect on the date hereof have been delivered or made available to Buyer.
     (c) All required payments, premiums, contributions, reimbursements or accruals under the Seller Benefit Plans for all periods ending prior to, or as of, the date hereof have been properly paid or properly accrued on the latest balance sheet or, with respect to accruals properly made after the balance sheet date, on the books and records of the Seller and all amounts withheld from employees have been properly deposited into the appropriate trust or account.
     (d) No event or fact exists which reasonably could give rise to any liability to Seller or any of its ERISA Affiliates, or to Buyer as to any Seller or ERISA Affiliate “multiemployer plan” (as defined in Section 3(37) of ERISA), “multiple employer plan” (as defined in Section 413 of the Code) or “defined benefit pension plan” (as defined in Section 3(35) of ERISA), under Title IV or Section 412 of the Code.
     Section 3.13 Taxes. Except as otherwise disclosed on Schedule 3.13: (i) all Tax Returns due to have been filed by Seller with respect to the Business through the date hereof in accordance with all applicable Laws have been duly filed and are correct and complete in all material respects; (ii) all material Taxes for which Seller has liability with respect to the Business (whether or not shown on any Tax Return) have been paid in full or are accrued as liabilities for Taxes on the books and records of Seller; (iii) with respect to the Business, no claims have been asserted and no proposals or deficiencies for any Taxes of Seller are being asserted, proposed or threatened, nor is any audit or investigation of any Tax Return filed by Seller with respect to the Business currently underway, pending or threatened; (iv) Seller has withheld and paid all Taxes required to have been paid by it in connection with amounts paid or owing to any Employee or any independent contractor or creditor of the Business; and (v) there are no Liens for Taxes with respect to the Acquired Assets other than Liens for Taxes that are not yet due and payable, and no such Liens are pending or threatened.
     Section 3.14 Labor Relations. Except as set forth on Schedule 3.14:
     (a) no Employees, while employed by Seller in connection with the Business, are or have been represented by a labor organization or group that was either certified or voluntarily recognized by any labor relations board (including the National Labor Relations Board (the “NLRB”)) or certified or voluntarily recognized by any other Governmental Entity;
     (b) Seller is not, and has not been, a signatory to a collective bargaining agreement with any trade union, labor organization or group with respect to the Business;
     (c) to the Knowledge of Seller, no representation election petition or application for certification has been filed by any Employee or is pending with the NLRB or any other Governmental Entity with respect to the Business and no union organizing campaign or other attempt to organize or establish a labor union, employee organization or labor organization or group involving Employees has occurred, is in progress or is threatened with respect to the Business;
     (d) Seller has not engaged in any unfair labor practice with respect to the Business and to the Knowledge of Seller there is no pending or threatened labor board proceeding of any kind with respect to the Business, including any such proceeding against Seller or any trade union, labor union, employee organization or labor organization representing any Employees, in any case which would be reasonably likely to have a Material Adverse Effect;
     (e) no labor dispute, walk out, strike, slowdown, hand billing, picketing, work stoppage (sympathetic or otherwise), or other “concerted action” involving the Employees has occurred at any time during the past two years, or to the Knowledge of Seller, is in progress or has been threatened;

     (f) Seller has not taken any action with respect to the Business that could constitute a “mass layoff”, “mass termination” or “plant closing” within the meaning of WARN or otherwise trigger notice requirements or liability under any federal, local, state or foreign plant closing notice or collective dismissal law; and
     (g) Seller has maintained and currently maintains adequate insurance with respect to the Business as required by applicable Law with respect to workers’ compensation claims and unemployment benefits claims.
     Section 3.15 Environmental Matters(a) . Except as set forth on Schedule 3.15:
     (a) To the Knowledge of Seller, Seller possesses all Environmental Permits necessary for the operation of the Business as currently conducted, and Seller is in compliance with all applicable Environmental Laws and Permits, including timely satisfaction of all applicable permit renewal procedures, except for non possession of Environmental Permits and noncompliance which would not reasonably be expected to have a Material Adverse Effect;
     (b) Seller has not received written notice of a claim under any Environmental Law, which, if decided adversely to Seller, would reasonably be expected to have a Material Adverse Effect, and to the Knowledge of Seller, there is no fact or circumstance that would reasonably be expected to form the basis for the assertion of such a claim against Seller under any Environmental Law;
     (c) Seller has not entered into or agreed to enter into, and does not contemplate entering into, any consent decree or order, and to the Knowledge of Seller, is not subject to any judgment, decree or judicial or administrative order relating to compliance with, or the cleanup of Hazardous Materials under, any applicable Environmental Law, in each case, in connection with the Business and that would impose future material obligations on the operation of the Business;
     (d) Seller has heretofore delivered or made available to Buyer true, correct and complete copies of all material, non-routine reports, correspondence, memoranda and other files for environmental matters in Seller’s possession and relating to the Business; and to the Knowledge of Seller, no Owned Real Property or Fixtures and Equipment contains any asbestos, polychlorinated biphenyls or underground storage tanks.
     Section 3.16 Licenses and Permits. Schedule 3.16 sets forth a complete list of all material Licenses issued to Seller with respect to the Business. Except as set forth on Schedule 3.16, the Licenses include all licenses and permits necessary to carry on the Business as it is presently being conducted and the Licenses, are valid, binding and in full force and effect, except, in each case, where the failure to hold any such license or permit, or to be in compliance therewith, would not be reasonably likely to have a Material Adverse Effect. The execution, delivery and performance hereof and the consummation of the transactions contemplated hereby shall not adversely affect any License, except, in each case, where such effect would not be reasonably likely to have a Material Adverse Effect. To the Knowledge of Seller, no loss or expiration of any material License is threatened, pending or reasonably foreseeable (other than expiration upon the end of any term).

     Section 3.17 Inventory; Fixtures and Equipment.
     (a) Except as set forth on Schedule 3.17(a), and subject to ordinary course loss, waste and aging and to the reserves on inventory set forth in the Financial Statements, the Inventory is of good and merchantable quality and is saleable and usable in the ordinary course of business.
     (b) The Fixtures and Equipment necessary for the production of engine components pursuant to Material Contracts extending beyond the Closing Date with customers of the Business are in usable condition, ordinary course wear and tear excepted, other than the specific Fixtures and Equipment identified on Schedule 3.17(b) that are currently under or scheduled for repair or construction. The Fixtures and Equipment necessary for the production of engine components pursuant to Material Contracts extending beyond the Closing Date with customers of the Business have been maintained in accordance with customary industry practice and are suitable for the purposes for which they are presently used.
     Section 3.18 Intercompany Agreements. Except for this Agreement, the other agreements to be entered into in connection with the transactions contemplated by this Agreement, or as set forth on Schedule 3.18, no material contract, agreement, understanding or arrangement between the Business on the one hand, and Seller or any of its Affiliates, on the other hand, will continue in effect after the Closing Date.
     Section 3.19 Certain Fees. Other than Novahill Partners LLC, Seller has not employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.
     Section 3.20 Accounts Receivable. A complete and accurate list of the accounts receivable reflected on the March 31, 2009 balance sheet included in the Financial Statements, showing the aging thereof, is set forth on Schedule 3.20(a). Except as set forth on Schedule 3.20(b), all accounts receivable of Seller that have arisen since March 31, 2009 are valid receivables subject to no setoffs or counterclaims and are collectible (within 90 days after the date on which it first became due and payable), net of a reserve for bad debts in an amount proportionate to the reserve shown on the March 31, 2009 balance sheet included in the Financial Statements.
     Section 3.21 Customers and Suppliers.
     (a) Schedule 3.21(a) sets forth a list of (a) each customer of Seller relating to the Business during the period April 1, 2008 through March 31, 2009 and the amount of revenues accounted for by such customer during each such period. Except as set forth on Schedule 3.21(a), no unfilled customer order will result in a material loss to Seller upon completion of performance. Except as set forth on Schedule 3.21(a), there are no disputes pending between Seller and any customer of Seller with respect to the Business.
     (b) Schedule 3.21(b) sets forth a list of all significant suppliers of Seller relating to the Business. Except as set forth on Schedule 3.21(b), Seller has not experienced any shortages of parts, components or other supplies within the twelve (12) month period preceding the date of this Agreement, and Seller has on hand, or has reason to believe it can timely obtain, a sufficient quantity of parts, components and other supplies to satisfy all outstanding orders heretofore received. Except as set forth on Schedule 3.21(b), there are no disputes pending between Seller and any supplier of Seller.
     Section 3.22 Books and Records. The Books and Records of Seller are true and complete in all material respects.
     Section 3.23 Disclosure. To the Knowledge of Seller, no representation or warranty by Seller contained in this Agreement, and no statement contained in the Schedules and Exhibits hereto, the Seller Ancillary Documents or any other document, certificate or other instrument delivered or to be delivered by or on behalf of Seller pursuant to this Agreement, contains or will contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in light of the circumstances under which it was or will be made, in order to make the statements herein or therein not misleading. To the Knowledge of Seller, Seller has disclosed to Buyer all material information relating to the Business of Seller or the transactions contemplated by this Agreement.
     Section 3.24 No Other Representations or Warranties.
     (a) NOTWITHSTANDING ANY EXPRESS REPRESENTATION OR WARRANTY MADE BY SELLER IN THIS AGREEMENT, SELLER MAKES NO REPRESENTATION OR WARRANTY, EITHER EXPRESS, IMPLIED, STATUTORY OR BY OPERATION OF LAW, EITHER AT LAW OR IN EQUITY, TO BUYER WITH RESPECT TO ANY PROJECTIONS, ESTIMATES OR BUDGETS HERETOFORE DELIVERED TO OR MADE AVAILABLE TO BUYER REGARDING FUTURE REVENUES, EXPENSES, EXPENDITURES OR FUTURE RESULTS OF OPERATIONS OF THE BUSINESS.
     (b) EXCEPT AS SPECIFICALLY AND EXPRESSLY SET FORTH IN THIS ARTICLE III, SELLER MAKES NO REPRESENTATION OR WARRANTY, EITHER EXPRESS, IMPLIED, STATUTORY OR BY OPERATION OF LAW, EITHER AT LAW OR IN EQUITY, (I) IN CONNECTION WITH THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT OR (II) RELATING TO THE ACQUIRED ASSETS, ASSUMED LIABILITIES OR THE BUSINESS, INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION OR WARRANTY AS TO VALUE, MERCHANTABILITY, FITNESS FOR A PARTICULAR PURPOSE OR FOR ORDINARY PURPOSES, OR ANY OTHER MATTER. EXCEPT AS SPECIFICALLY AND EXPRESSLY SET FORTH IN THIS ARTICLE III, SELLER MAKES NO, AND HEREBY DISCLAIM ANY, OTHER REPRESENTATION OR WARRANTY REGARDING THE ACQUIRED ASSETS, ASSUMED LIABILITIES, OR THE BUSINESS. THE ACQUIRED ASSETS, THE ASSUMED LIABILITIES AND THE BUSINESS BEING TRANSFERRED TO BUYER ARE CONVEYED ON AN “AS IS, WHERE IS” BASIS AS OF THE CLOSING, AND BUYER SHALL RELY UPON ITS OWN EXAMINATION THEREOF. WITHOUT LIMITING THE GENERALITY OF THE FOREGOING, SELLER MAKES NO REPRESENTATION OR WARRANTY REGARDING ANY ASSETS OTHER THAN THE ACQUIRED ASSETS OR ANY LIABILITIES OTHER THAN THE ASSUMED LIABILITIES OR ANY BUSINESS

OTHER THAN THE BUSINESS, AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF BUYER
     Subject to the terms, conditions and limitations set forth in this Agreement, Buyer hereby represents and warrants to Seller as follows as of the date hereof and as of the Closing Date:
     Section 4.1 Organization. Buyer is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction set forth in the preamble hereof, and has the corporate power and authority to own, lease and operate its properties, and to carry on in all material respects its business as now being conducted, except where the failure to be in good standing would not reasonably be expected to hinder, impair or delay Buyer’s ability to consummate the transactions contemplated by this Agreement. Buyer is duly qualified or licensed to do business and is in good standing in each jurisdiction in which the property owned, leased or operated by it or the nature of the business conducted by it makes such qualification or licensing necessary, except where the failure to be so duly qualified or licensed and in good standing would not reasonably be expected to hinder, impair or delay Buyer’s ability to consummate the transactions contemplated by this Agreement.
     Section 4.2 Authorization. Buyer has the corporate power and authority to execute and deliver this Agreement and the Buyer Ancillary Documents, and to perform its obligations hereunder and thereunder and to consummate the transactions contemplated hereby and thereby. The execution and delivery of this Agreement and the Buyer Ancillary Documents by Buyer and the performance by Buyer of its obligations hereunder and thereunder, and the consummation of the transactions provided for herein and therein have been duly and validly authorized by all necessary corporate action on the part of Buyer. This Agreement has been, and the Buyer Ancillary Documents shall be, as of the Closing Date, duly authorized, executed and delivered by Buyer and do or shall, as the case may be, when duly executed by all parties and delivered by Buyer, constitute the valid and binding agreements of Buyer, enforceable against Buyer, in accordance with their respective terms, subject to applicable bankruptcy, insolvency and other similar Laws affecting the enforceability of creditors’ rights generally, general equitable principles and the discretion of courts in granting equitable remedies.
     Section 4.3 Consents and Approvals; No Violations. Except as set forth on Schedule 4.3, neither the execution and delivery of this Agreement or the Buyer Ancillary Documents nor the consummation of the transactions contemplated by this Agreement will (a) conflict with or result in any breach of any provision of the certificates or articles of incorporation or bylaws of Buyer; (b) require any filing with, or the obtaining of any permit, authorization, consent or approval of, any Governmental Entity; (c) violate, conflict with or result in a default (or any event which, with notice or lapse of time or both, would constitute a default) under, or give rise to any right of termination, cancellation or acceleration under, any of the terms, conditions or provisions of any note, mortgage, other evidence of indebtedness, guarantee, license, agreement, lease or other contract, instrument or obligation to which Buyer is a party or by which Buyer or any of its assets may be bound; or (d) violate any Law, order, injunction or decree applicable to

Buyer; excluding from the foregoing clauses (b), (c) and (d) such requirements, violations, conflicts, defaults or rights which (i) would not be reasonably likely to have a Material Adverse Effect or (ii) would not adversely affect the ability of Buyer or Seller to consummate the transactions contemplated by this Agreement. Except as set forth on Schedule 4.3, no consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required with respect to Buyer or its Affiliates in connection with the execution, delivery or performance of this Agreement or the Buyer Ancillary Documents or the consummation of the transactions contemplated hereby.
     Section 4.4 Litigation and Other Matters. There is no claim, action, suit, proceeding or governmental investigation pending or, to the knowledge of Buyer, threatened against Buyer, by or before any Governmental Entity or by any third party which challenges the validity of this Agreement or which would be reasonably likely to adversely affect or restrict Buyer’s ability to consummate the transactions contemplated by this Agreement. To the Knowledge of Buyer, no other fact, event or condition exists, or is reasonably likely to exist, that with the passage of time or otherwise, would hinder, frustrate, impair or otherwise delay the consummation of the transactions contemplated by this Agreement.
     Section 4.5 Certain Fees. Buyer has not employed any broker, finder, investment banker, or other intermediary or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees, finders’ fees, or other similar fees in connection with this Agreement or the transactions contemplated hereby.
     Section 4.6 Financial Capability. Buyer has and will have as of the Closing Date sufficient funds on hand to consummate the Closing and all other transactions contemplated by this Agreement and the Buyer Ancillary Documents. Buyer has furnished to Seller prior to the date hereof documentation and evidence, reasonably satisfactory to Seller, of such funds and Buyer’s ability to meet its financial obligations under the Note following the Closing Date.
     Section 4.7 Independent Review. Buyer has conducted its own independent review and analysis of the Business and its condition, cash flow and prospects, the Acquired Assets and the Assumed Liabilities, and acknowledges that Buyer has been provided access to the properties, premises and records of Seller, as reasonably necessary, for this purpose. In entering this Agreement, Buyer has relied exclusively upon its own investigation and analysis and the representations and warranties of Seller contained herein, and Buyer:
     (a) acknowledges that: (i) it has had the opportunity to visit with Seller and meet with its employees and other representatives to discuss the Business and its condition, cash flow and prospects, the Acquired Assets and the Assumed Liabilities, and (ii) to the Knowledge of Buyer, all materials and information requested by Buyer have been provided to Buyer to Buyer’s reasonable satisfaction;
     (b) acknowledges that it has undertaken such due diligence (including a review of the assets, liabilities, books, records, contracts and customers of Seller that relate to the Business) as Buyer deems adequate;

     (c) acknowledges that neither Seller nor any of its directors, officers, employees, Affiliates, agents or representatives make any representation or warranty, either express or implied, as to the accuracy or completeness of any of the information provided or made available to Buyer or its agents or representatives prior to the execution of this Agreement, except as set forth in Article III;
     (d) agrees, to the fullest extent permitted by Law, that neither Seller nor any of its directors, officers, employees, Affiliates, agents or representatives shall have any liability or responsibility whatsoever to Buyer on any basis (including in contract or tort, under federal law or state securities laws or otherwise) based upon any information provided or made available or statements made, to Buyer prior to the execution of this Agreement; and
     (e) represents that, as of the date hereof, Buyer does not know of any condition or event which constitutes or may constitute a breach by Seller of the representations and warranties set forth in Article III.
ARTICLE V
COVENANTS AND OTHER AGREEMENTS
     Section 5.1 Conduct of the Business. Seller agrees that, during the period from the date of this Agreement to the Closing, except as otherwise contemplated by this Agreement or the Schedules hereto, or as consented to by Buyer in writing (which consent shall not be unreasonably withheld or delayed), Seller shall use commercially reasonable efforts to conduct the Business substantially in the ordinary course and maintain and preserve the Business and the Acquired Assets in all material respects. Without limiting the foregoing, from the date of this Agreement until the Closing, Seller will not:
     (a) acquire a material amount of assets related to the Business from any other Person, except (i) pursuant to existing Contracts or (ii) in the ordinary course of business consistent with past practice;
     (b) sell, lease, license or otherwise dispose of any assets of the Business except (i) pursuant to existing Contracts or (ii) in the ordinary course of business consistent with past practice;
     (c) sell any Accounts Receivable, with or without recourse;
     (d) fail to maintain the Owned Real Property and the Fixtures and Equipment in a manner consistent with past practices;
     (e) dispose of or permit to lapse any rights to the use of any Acquired Intellectual Property;
     (f) (i) grant any individual or general increase (or announce or promise an increase) in the compensation or benefits of any Employee, except as set forth on Schedule 5.1(f) or unless such action is required by an existing Contract, (ii) create any new Seller Benefit Plan applicable to the Employees or (iii) extend, modify, terminate or change in any material respect any existing Seller Benefit Plan applicable to the Employees, except as required by applicable Law;
     (g) terminate any Employee or independent contractor related to the Business, except in the ordinary course of business consistent with past practice;
     (h) change its accounting policies relating to the Business, except for any such change after the date hereof required by reason of a concurrent change in U.S. GAAP or, where applicable, local Laws;
     (i) take any action or fail to take any action permitted by this Agreement with the knowledge that such action or failure to take action would result in (i) any of the representations and warranties of Seller set forth in this Agreement becoming untrue or (ii) any of the conditions to the Closing set forth in Article VI not being satisfied; or
     (j) enter into any contract with respect to any of the foregoing.
     Section 5.2 Access to Information.
     (a) Subject to the restrictions of any applicable Law or contractual undertaking, between the date of this Agreement and the Closing, Seller shall (i) give Buyer and its authorized representatives reasonable access to all Books and Records, contracts, offices and other facilities and properties of or relating to the Business, the Acquired Assets or the Assumed Liabilities; and (ii) permit Buyer to make such inspections thereof as Buyer may reasonably request; provided, however, that any such investigation shall be conducted during normal business hours under the supervision of Seller’s personnel and in such a manner as to maintain the confidentiality of this Agreement and the transactions contemplated by this Agreement and not interfere unreasonably with the business operations of Seller.
     (b) Subject to Section 7.2(b), all information furnished or provided by Seller or its Affiliates to Buyer or its representatives (whether furnished before or after the date of this Agreement) shall be held subject to the Confidentiality Agreement.
     (c) After the Closing, Buyer agrees to make all books and records of the Business (including all Books and Records), regardless of whether any such materials were created or modified after the Closing Date, and all offices, facilities and personnel of Buyer and its Affiliates available to Seller to the extent such access is reasonably related to (i) the determination of the Working Capital Amount in connection with Section 2.7, or (ii) any Excluded Assets or Excluded Liabilities, or is otherwise necessary for Seller to comply with the terms of this Agreement or any applicable Law; provided, however that Seller shall reimburse Buyer promptly for its reasonable and necessary documented out-of-pocket expenses incurred in providing Seller with any such access.
     (d) Subject to applicable Law, Buyer shall provide Seller with such documentation as Seller may reasonably request to permit Seller to verify the financial capability, resources, condition and creditworthiness of Buyer.

     (e) From and after the date hereof and to the Closing Date, without the prior written consent of Seller, which consent may be withheld for any reason at Seller’s sole and absolute discretion, neither Buyer nor any of its Affiliates shall contact any suppliers to, or employees (except as otherwise expressly provided for by this Agreement) or customers of, the Business or Seller, in connection with or pertaining to any subject matter of this Agreement; provided, however that subject to such reasonable limitations as Seller shall deem necessary, Seller shall permit Buyer to discuss and meet, and shall cooperate in such discussions and meetings, with any customer of the Business that Buyer so requests. A senior executive or other key employee of Seller, reasonably satisfactory to Buyer, shall accompany Buyer’s representative to such meeting and shall participate with Buyer’s representative in any such discussions.
     Section 5.3 Notices of Certain Events.
     (a) Seller shall promptly notify Buyer in writing of:
     (i) any fact, condition, change or event which, individually or in the aggregate, would be reasonably likely to have a Material Adverse Effect;
     (ii) any breach in any material respect of any representation or warranty of Seller under this Agreement, or any agreement contemplated hereby, or any fact, condition, change or event which causes any such representation or warranty to be untrue or inaccurate in any material respect (including without limitation any subsequent inaccuracy in any Schedule hereto), or the failure by Seller to perform, comply with or satisfy, in any material respect, any covenant, condition, or agreement to be complied with or satisfied by Seller;
     (iii) any notice or other communication received by Seller from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (iv) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement;
     (v) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of Seller, threatened against Seller, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 3.9 or 3.10 or that could delay or impair, in any material respect, the consummation of the transactions contemplated by this Agreement; or
     (vi) any material damage, destruction or other casualty loss (whether or not covered by insurance) affecting the Business.
     (b) Buyer shall promptly notify Seller in writing of:
     (i) any breach in any material respect of any representation or warranty of Buyer under this Agreement, or any agreement contemplated hereby, or any fact, condition, change or event which causes any such representation or warranty to be untrue or inaccurate in any material respect (including without limitation any subsequent inaccuracy in any Schedule hereto), or the failure by Buyer to perform, comply with or satisfy, in any material respect, any covenant, condition, or agreement to be complied with or satisfied by Buyer;
     (ii) any notice or other communication received by Buyer from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;
     (iii) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; or
     (iv) any actions, suits, claims, investigations or proceedings commenced or, to the Knowledge of Buyer, threatened, that, if pending on the date of this Agreement, would have been required to have been disclosed pursuant to Section 4.3 or 4.4 or that could delay or impair, in any material respect, the consummation of the transactions contemplated by this Agreement.
     Section 5.4 Consents.
     (a) Seller and Buyer shall cooperate and use their respective commercially reasonable efforts to obtain all licenses, permits, consents, approvals, authorizations, qualifications and orders of Governmental Entities and other third parties necessary to consummate the transactions contemplated by this Agreement. In addition to the foregoing, Buyer agrees to provide such assurances as to financial capability, resources and creditworthiness as may be reasonably requested by any third party whose consent or approval is sought in connection with the transactions contemplated hereby.
     (b) Buyer shall use its commercially reasonable efforts (both before and after the Closing Date) (i) to promptly cause Seller or any Affiliate of Seller, as the case may be, to be fully and unconditionally released and discharged from any and all Assumed Liabilities and (ii) to promptly cause Buyer to be substituted in the place of Seller or any of the Affiliates of Seller, as the case may be, for all purposes under the Contracts.
     Section 5.5 Further Assurances. Subject to Section 5.4, Seller and Buyer shall cooperate, and use their respective commercially reasonable efforts to take, or cause to be taken, all action, and to do, or cause to be done, all things necessary, proper or advisable under applicable Laws to consummate the transactions contemplated by this Agreement. Seller will use its commercially reasonable efforts to ensure that the conditions set forth in Article VI hereof are satisfied, insofar as such matters are within the control of Seller, and Buyer will use its commercially reasonable efforts to ensure that the conditions set forth in Article VI hereof are satisfied, insofar as such matters are within the control of Buyer. The Parties further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the Parties to consummate the transactions contemplated hereby, to use their respective commercially reasonable efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be. At any time and from time to time after the Closing, at the request of Buyer and without further consideration, Seller shall execute and deliver such other instruments of sale, transfer, conveyance and assignment and take such actions as Buyer may reasonably request to more effectively transfer, convey and assign to Buyer, and to confirm Buyer’s rights to, title in and ownership of, the Acquired Assets and to place Buyer in actual possession and operating control thereof. Buyer shall reasonably cooperate with Seller, and Seller shall not unreasonably interfere in Buyer’s operation of the Business at the Owned Real Property, in Seller’s performance of the Connecticut Property Transfer Act activities at the Owned Real Property. Buyer shall reasonably cooperate with and assist Seller, at Seller’s cost and expense, including, without limitation, reasonable access to the Owned Real Property, Books and Records and personnel, in connection with any rights or remedies that Seller has with respect to any Person under any applicable Laws or contracts including, without limitation, that certain Asset Purchase Agreement by and between Seller and Chromalloy Gas Turbine Corporation dated as of February 28, 2001.
     Section 5.6 Public Announcements. Except as otherwise agreed to by the Parties, the Parties shall not issue any report, statement or press release or otherwise make any public statements with respect to this Agreement and the transactions contemplated hereby, except as in the reasonable judgment of a Party may be required by Law or by the rules of a national securities exchange, and in any event a Party shall use its reasonable best efforts to consult with the other Party at a reasonable time in advance of such required disclosure. Notwithstanding the foregoing, it is understood and agreed that Novahill Partners LLC may, after the Closing, at its option and expense, place on its website, and circulate in ordinary course promotional and marketing materials, a customary tombstone, advertisement or announcement describing Novahill Partners LLC’s role as financial advisor to Seller, describing the names of the Parties and their respective affiliates (or any of them), and the type and closing date of the transaction contemplated hereby. Novahill Partners LLC shall advise the Parties prior to the placement or circulation of any such tombstone, advertisement or announcement, but the prior consent of any of the Parties to such tombstone, advertisement or announcement shall not be required.
     Section 5.7 Transfer Taxes; Expenses. Any sales taxes, real property transfer or gains taxes, stock transfer taxes, recording fees or any other Taxes payable as a result of the Acquisition or any other action contemplated by this Agreement (collectively, the “Transfer Taxes”) will be paid equally by Seller and Buyer. The Parties will cooperate in the preparation, execution and filing of all returns, questionnaires, applications or other documents regarding Transfer Taxes.
     Section 5.8 Employees; Employee Benefits.
     (a) No later than ten (10) Business Days after the date of this Agreement, Buyer shall make and deliver written offers of employment, as a successor employer, to all Employees, each to be effective on the Closing Date (contingent upon each such Employee successfully passing the pre-employment screening and other employment standards of Buyer in accordance with its standard employment policies) and on terms and conditions which include, in the aggregate, (i) base salary equal to or greater than the base salary which such Employee is currently receiving and (ii) all other compensation and overall benefits that are comparable to those provided to such Employee as of the Closing Date, including, without limitation, employee benefit plans and benefit arrangements which, in the aggregate, are comparable to the Seller Benefit Plans. Each such written employment offer shall (i) contain a provision, reasonably acceptable to Seller, providing that the applicable Employee, upon acceptance of such offer, shall thereby consent to the transfer on the Closing Date of such Employee’s employment records and other information held by Seller and Seller’s Affiliates and (ii) provide that such Employee’s acceptance of such offer (and consent to transfer of such records and information) is only effective upon such Employee’s execution and delivery to Buyer of such offer in a space provided on such offer. Buyer shall grant each Employee a minimum period of two weeks following such Employee’s receipt of such offer (or such other period of time as may be required by Law) in which to accept or reject such offer (those Employees accepting such offers of employment being referred to herein as the “Transferred Employees”). Buyer shall provide copies of each such written offer and each such acceptance as soon as practicable after delivering such offer or receiving such acceptance.
     (b) Without limiting the generality of Section 5.8(a), Buyer agrees that (i) Buyer shall provide the Transferred Employees with coverage under a “group health plan” (as defined in Section 4980B(g)(2) of the Code) sufficient to prevent any “qualified beneficiary” (as defined in Section 4980B(g)(l) of the Code) under any group health plan applicable to the Transferred Employees from incurring a loss of coverage by reason of the sale of the Business, and Buyer shall be solely responsible for offering and providing “COBRA continuation coverage,” as defined in Treasury Regulation Section 54.4980B-5, Q&A 1, only with respect to any Transferred Employees (and their former or current spouses and children) who are “M&A qualified beneficiaries,” as defined in Treasury Regulation Section 54.4980B-9, Q&A 4; (ii) Buyer will cause the benefit plans applicable to the Transferred Employees to recognize all previous service with Seller or its Affiliates for the purpose of determining eligibility for and entitlement to succeeding benefits, including vesting but not including defined benefit pension plan benefit accrual; (iii) Buyer will cause its group health plan to recognize all deductibles and coinsurance payments accrued by the Transferred Employees prior to the Closing Date and to waive any preexisting condition limitations or exclusions, waiting period requirements and similar provisions for the Transferred Employees; and (iv) for the remainder of the calendar year in which the Closing occurs and for the succeeding year, the vacation and holiday plan offered to Transferred Employees shall be equal to and in place of what Seller or its Affiliates, as applicable, would have provided the Transferred Employees had they remained employees of Seller or its Affiliates, as the case may be.
     (c) Except as expressly provided in this Agreement, Buyer assumes no liability with respect to, and receives no right or interest in, any Seller Benefit Plan. On the Closing Date, all Transferred Employees shall cease participation in all Seller Benefit Plans, except with respect to benefits accrued as of, or claims incurred and payable on, the Closing Date. All Transferred Employees shall become vested in the benefits accrued in any pension or similar retirement plan as of the Closing in accordance with the terms of such plan. Buyer will provide Seller with such information as is required concerning Transferred Employees in order to enable Seller to determine whether, and if so, when, a Transferred Employee will be entitled to any benefits under any Seller Benefit Plans.
     (d) Buyer shall cause its tax-qualified defined contribution plan to accept eligible rollover distributions (as defined in Section 402(c)(4) of the Code), including rollovers of outstanding loans, from Transferred Employees with respect to any account balances distributed to them on or after the Closing Date by a Seller Benefit Plan that is a tax-qualified defined contribution plan.
     Section 5.9 Supplemental Disclosure. Seller may, from time to time prior to the Closing, by notice in accordance with the terms of this Agreement, supplement, amend or create any Schedule in order to add information or correct previously supplied information. No such amendment shall be evidence, in and of itself, that the representations and warranties in the corresponding Section are no longer true and correct. It is specifically agreed that such Schedules may be amended to add immaterial, as well as material, items thereto. No such supplemental, amended or additional Schedule shall be deemed to cure any breach for purposes of Article VI.
     Section 5.10 No Solicitation.
     (a) Except as otherwise provided in Section 5.8(a), from the date hereof until the second anniversary of the Closing, or if this Agreement is terminated for any reason pursuant to Article VII, from the date hereof until the second anniversary of such termination, neither Buyer nor any of its Affiliates shall, directly or indirectly, solicit or induce (i) any employee, agent or contractor of Seller’s Excluded Business or (ii) any employee, agent or contractor of any Affiliate of Seller who at any time during the six month period immediately prior to the date hereof had any material involvement in or connection with the Excluded Business or the transactions completed hereby to leave such employment and become an employee, agent or contractor of Buyer or any of its Affiliates.
     (b) From the date hereof until the second anniversary of the Closing, neither Buyer nor any of its Affiliates shall, directly or indirectly, solicit or induce any customer of the Excluded Business to cease or modify its relationship with Seller or any of its Affiliates or otherwise take any action that would interfere with any relationship of Seller or any of its Affiliates with any party to any Contract to which Seller or any of its Affiliates was a party immediately prior to the Closing (except to the extent necessary to effectuate the transfer and assignment of such Contract in accordance with this Agreement).
     Section 5.11 Preservation of Records. Except as otherwise provided in this Agreement, Buyer and Seller agree, at their own expense, that each (a) shall preserve and keep the records (including all Tax and accounting records) of the Business for a period of seven (7) years from the Closing, or for any longer periods as may be required by any Governmental Entity or ongoing litigation and (b) shall make such records available to the other Party as may be reasonably required by the other Party. If either Buyer or Seller wishes to destroy such records after the time specified above, it shall first give sixty (60) days’ prior written notice to the other Party and each shall have the right at its option and expense, upon prior written notice given to the other Party within that sixty (60) day period, to take possession of the records within ninety (90) days after the date of one Party’s notice to the other.
     Section 5.12 Assistance in Collecting Certain Amounts. If, after the Closing Date, Seller or any Affiliate of Seller shall wish to make a claim or otherwise take action with respect to an Excluded Asset or an Excluded Liability, Buyer shall assist, cooperate and consult with Seller or such Affiliate of Seller with respect to such action and shall remit promptly to Seller or such Affiliate of Seller any payments or other sums received by Buyer that relate thereto. Seller or its Affiliate shall remit promptly to Buyer any payments or other sums received by it after the Closing Date that relate to any sales or shipments made by Buyer after the Closing Date.
     Section 5.13 Compliance with WARN. Seller shall be responsible for all liabilities and obligations (including providing any notice required) pursuant to WARN and any other similar state or foreign law applicable to any layoff or plant closing relating to the Business that occurs on or prior to the Closing. Buyer shall be responsible for all liabilities and obligations (including providing any notice requirement) pursuant to WARN and any other similar state or foreign law with respect to events that occur following and as a result of the Closing or with respect to events relating to the Business that occur after the Closing. Buyer shall not take any action after the Closing that would cause any termination of employment of any employees by Seller that occurred before the Closing to constitute a “plant closing” or “mass layoff” under WARN or any similar state or foreign law, or to create any liability to Seller for any employment terminations under applicable Law.
     Section 5.14 Bulk Sales. Seller and Buyer hereby waive compliance with the provisions of the “bulk sales” or similar laws of any jurisdiction, if applicable (subject to the indemnity provided for in Article VII).
     Section 5.15 Exclusivity.
     (a) From the date hereof until the Closing, Seller shall not, and Seller shall require each of its officers, directors, employees, representatives and agents not to, directly or indirectly, (i) initiate, solicit, encourage or otherwise facilitate any inquiry, proposal, offer or discussion with any party (other than Buyer) concerning any merger, reorganization, consolidation, recapitalization, business combination, liquidation, dissolution, share exchange, sale of stock, sale of material assets, lease or sale of the Business, (ii) furnish any non-public information concerning the Business of Seller to any party (other than Buyer) or (iii) engage in discussions or negotiations with any party (other than Buyer) concerning any such transaction.
     (b) From the date hereof until the Closing, Seller shall immediately notify any party with which discussions or negotiations of the nature described in Section 5.15(a) were pending that Seller is terminating such discussions or negotiations. If Seller or any Affiliate of Seller receives any inquiry, proposal or offer of the nature described in Section 5.15(a), Seller shall within one (1) business day after such receipt, notify Buyer of such inquiry, proposal or offer, including the identity of the other party and the terms of such inquiry, proposal or offer.
     Section 5.16 Non-Competition.
     (a) For a period of two (2) years after the Closing Date, Seller shall not, either directly or indirectly as a stockholder, investor, partner, consultant or otherwise, engage anywhere in the United States in any business competitive with the Business as conducted as of the Closing Date.
     (b) For a period of two (2) years after the Closing Date, Seller shall not, either directly or indirectly as a stockholder, investor, partner, consultant or otherwise, solicit business that is the same or similar to the Business from any person or entity known by Seller to be a customer or prospective customer of the Business, whether or not Seller had prior personal contact with such person or entity.
     (c) Seller agrees that the duration and geographic scope of the non-competition provision set forth in this Section 5.16 are reasonable. In the event that any court determines that the duration or the geographic scope, or both, are unreasonable and that such provision is to that extent unenforceable, Buyer and Seller agree that the provision shall remain in full force and effect for the greatest time period and in the greatest area that would not render it unenforceable. Buyer and Seller intend that this non-competition provision shall be deemed to be a series of separate covenants, one for each and every county of each and every state of the United States of America where this provision is intended to be effective.
     (d) It is acknowledged and agreed that Seller shall continue to conduct the Excluded Business after the Closing Date, and nothing in this Section 5.16 shall prohibit Seller from engaging in the Excluded Business, or soliciting business from customers or prospective customers of the Excluded Business in connection therewith, whether or not such customers or prospective customers are also customers or prospective customers of the Business.
     Section 5.17 Solicitation and Hiring. For a period of two (2) years after the Closing Date, Seller shall not, either directly or indirectly (including through an Affiliate), (a) solicit or attempt to induce any Transferred Employee to terminate his employment with Buyer or any Affiliate of Buyer or (b) hire or attempt to hire any Transferred Employee; provided, however, that the foregoing prohibition shall not apply to: (a) any of Seller’s general advertisements and employment solicitations that are not specifically targeted at any employee of Buyer or any Affiliate of Buyer; (b) Seller’s employment or engagement of any person pursuant to any such general advertisements or employment solicitations; or (c) Seller’s employment or engagement of any person whose employment with Buyer or an Affiliate of Buyer (i) was terminated by Buyer or such Affiliate or (ii) if terminated by such person, has been terminated for a period of six (6) months or longer. Seller shall enforce, for the benefit of the Buyer, all confidentiality, non-solicitation and non-hiring assignments and similar agreements between Seller and any other party which are not Contracts assigned to Buyer.
     Section 5.18 Transition Services.
     (a) Subject to Section 5.18(b), for a period of up to ninety (90) days after the Closing Date, Seller shall provide to Buyer assistance and support from Christoph Broetz, Maximilian Pfaus, Augustin Schuster and Ulrich Schlegl (collectively, the “Transition Services Providers”). In consideration of the performance by Seller of such assistance and support, Buyer shall reimburse Seller for all of the actual direct and indirect costs, including the aggregate wages and benefits, incurred by Seller in respect of the Transition Services Providers during such ninety-day period, prorated based on the number of days (or portions thereof) that the Transition Services Providers actually provide services to Buyer. All such costs required to be paid by Buyer hereunder shall be invoiced monthly by Seller and each invoice shall set forth in reasonable detail for the period covered by such invoice: (i) a description of the services performed by each of the Transition Services Providers and (ii) the number of days (or portions thereof) that each of the Transition Services Providers actually provided services to Buyer. Invoiced amounts shall be due and payable by Buyer thirty (30) days from the date of receipt of the invoice. Seller acknowledges and agrees that the Transition Services Providers are employees of Seller and that the relationship between Buyer and the Transition Services Providers with respect to the services to be provided to Buyer pursuant to this Section 5.18 shall be that of independent contractors contracting solely for the purposes of this Section 5.18.
     (b) Without the prior consent of Seller, which consent shall not be unreasonably withheld or delayed, none of Messrs. Broetz, Pfaus and Schuster shall be available to Buyer for more than twenty (20) hours of work per week per person. Mr. Schlegl will be available to Buyer for up to forty (40) hours of work per week until at least June 30, 2009, and for such longer period as may be mutually agreed by Buyer and Mr. Schlegl through and including July 31, 2009.
     (c) In providing the assistance and support described under Section 5.18(a), neither Seller nor any of the Transition Service Providers shall be liable for any liability, loss, cost, or damage incurred or suffered by Buyer arising out of the performance or purported non-performance by Seller or any of the Transition Service Providers of its or their obligations hereunder, except to the extent any such liability, loss, cost or damage results from the fraud, bad faith, gross negligence or willful misconduct of Seller or that of any of the Transition Service Providers.
     (d) In the event that Seller should require any administrative services in respect of the Excluded Business, including finance, human resources and IT support services, from Buyer after the Closing Date, Buyer shall, upon request of Seller indicating the nature and extent of the services required, provide such services to Seller for a period of up to one hundred eighty (180) days following the Closing Date. Seller shall pay or reimburse Buyer for all properly documented manpower and out-of-pocket costs incurred by Buyer attributable to the performance of any such services.
     Section 5.19 IT Systems Separation. Buyer acknowledges that the Business and the Excluded Business currently share a single information technology system. Seller shall use its commercially reasonable efforts to take, and cause its Affiliates to take, all actions reasonable necessary to install a standalone information technology system for the Excluded Business as soon as possible but in no event later than ninety (90) days after the Closing Date. Buyer and Seller shall use their commercially reasonable efforts to take, and cause their respective Affiliates to take, all actions reasonably necessary to separate the information technology system of the Excluded Business from that of the Business, including taking all of the actions set forth on Schedule 5.19 attached hereto, as soon as possible but in no event later than ninety (90) days after the Closing Date. Buyer shall not disclose, and shall keep strictly confidential, all information that would constitute Confidential Information about the Excluded Business at all times and forever hereafter, and shall not use any of such information for any reason or purpose whatsoever.
     Section 5.20 Standby LC.
     (a) To secure the payment and performance of the Note (the “Obligations”), at or prior to Closing, Buyer shall establish for the benefit of Seller the Standby LC, in form and substance satisfactory to Seller in its sole discretion, as security for Buyer’s full and timely discharge of the Obligations in accordance with the terms of the Note and this Agreement. The Standby LC shall be valid for twenty-five (25) months from the date of issuance. The amount available to be drawn under the Standby LC shall be $2,531,250. Seller shall be entitled to draw upon the Standby LC for the payment of the Obligations upon the occurrence of any Maker Default (as defined in the Note) that remains uncured for a period of ten (10) days thereafter; provided however, that in the event of any Maker Default under clause (e) of the definition of Maker Default, Seller shall be entitled to draw upon the Standby LC immediately upon the occurrence of such Maker Default.
     (b) The Bank shall have at all times during the twenty-five (25) month period from date of issuance of the Standby LC an investment grade rating by Standard & Poor’s Ratings Services and by Moody’s Investors Service, Inc. In the event that the Bank shall at any time fail to meet the ratings requirements set forth herein, Buyer shall promptly notify Seller in writing of such failure. Upon the written request of Seller (regardless of whether Buyer has provided written notice of such failure), and no later than thirty (30) days following the occurrence of such failure to meet the ratings requirement, Buyer shall arrange for the delivery of a replacement standby letter of credit that meets the requirements of this Section 5.20. Seller shall be entitled to draw upon the Standby LC for the payment of the Obligations upon the failure of Buyer to arrange for the replacement of the Standby LC in accordance with the terms of this Section 5.20(b).
     Section 5.21 Grant of Patent License.
     (a) Effective upon Closing, Seller hereby grants to Buyer upon the terms and conditions hereinafter set forth, a royalty-free, fully-paid, non-exclusive, non-transferable (except as set forth in Section 5.21(b)), worldwide right and license, without the right to sublicense, under the Licensed Patents for the purpose of buying, manufacturing, marketing, selling, leasing, packaging, installing, operating, servicing, maintaining, repairing and overhauling any products covered by any patented claim of the Licensed Patents, and for no other purpose, up to the expiration of the last of the then-existing Licensed Patents licensed under this Section 5.21(a) unless terminated earlier in accordance with Section 5.21(c). No consideration, financial or otherwise, other than the Purchase Price, shall be exchanged for the license grant set forth herein.
     (b) This Section 5.21 shall inure to the benefit of and be binding upon the successors and assigns of the Parties; provided however, that Buyer agrees that it shall not assign or transfer its rights or obligations under, nor shall any Person succeed to Buyer’s interest in, this Section 5.21 in whole or any part unless: (A) Buyer provides Seller at least (ten) 10 days’ prior written notice of such proposed assignment or transfer (including the general terms thereof) and such other information with respect to the assignment or transfer as Seller may reasonably request, (B) with respect to any such proposed assignment or transfer, Buyer shall cause the applicable transferee, for the express benefit of Seller, to acknowledge in writing that it has read this Section 5.21 and is familiar with the terms, conditions and covenants set forth herein, and to agree in writing to be bound by all of the terms, conditions and covenants of this Section 5.21 as if such transferee had the obligations of Buyer under this Section 5.21, and (C) no material default (or event or circumstance which with the passage of time or the provision of notice would constitute a default hereunder) by Buyer shall exist under this Section 5.21 at the time of such assignment or transfer; and provided, further, Seller agrees that it shall not sell, assign, transfer or otherwise dispose of the Licensed Patents, or any of them, to any third party, unless such transferee agrees in writing to be bound by all of the terms, conditions and covenants of this Section 5.21 as if such transferee had the obligations of Seller under this Section 5.21. Any purported assignment or transfer by Buyer or Seller of its rights or obligations with respect to the Licensed Patents that does not comply with the requirements of this Section 5.21(b) shall be null and void and of no force or effect whatever. The last proviso of this Section 5.21(b) shall not be applicable in the case of any sale, assignment, transfer or other disposition of the Licensed Patents, or any of them, to an Affiliate of Seller.
     (c) Notwithstanding anything set forth in Section 5.21(b), the license granted to Buyer under Section 5.21(a) shall terminate immediately and automatically upon the occurrence of any Restricted Transaction (i) pursuant to clause (1) of the definition of Restricted Transaction, or (ii) pursuant to any of clauses (2)-(5) of the definition of Restricted Transaction with respect to Buyer, any Affiliate of Buyer that holds the Acquired Assets or is otherwise engaged in the Business (each, an “OEM Affiliate”), or any successor to any of the foregoing. No Restricted Transaction pursuant to any of clauses (2)-(5) of the definition of Restricted Transaction with respect to any Affiliate of Buyer that is not an OEM Affiliate, or successor to, or Affiliate of any successor to, any of the foregoing may occur without the prior written consent of Seller, which consent may not be unreasonably withheld or delayed. The license granted to Buyer under Section 5.21(a) may be terminated by Seller immediately upon written notice to Buyer upon the occurrence of any Restricted Transaction pursuant to any of clauses (2)-(5) of the definition of Restricted Transaction with respect to any Affiliate of Buyer that is not an OEM Affiliate, or successor to, or Affiliate of any successor to, any of the foregoing to which Seller has not so consented.
     (d) Seller represents and warrants that it has the right to grant to or for the benefit of Buyer the licenses, rights and privileges granted in Section 5.21(a). Nothing contained in this Section 5.21 shall be construed as: (i) an agreement or obligation for Seller to bring or prosecute actions or suits against third parties for infringement of any of the Licensed Patents or conferring any right to Buyer to bring or prosecute actions or suits against third parties for infringement of any of the Licensed Patents; (ii) conferring any right to Buyer to use in advertising, publicity, or otherwise, any trademark, trade name or names, or any contraction, abbreviation or simulation thereof, of Seller or any of its Affiliates; (iii) conferring upon Seller any obligation to file any patent application, to prosecute any existing patent application, or to secure any patent with regard to any of the Licensed Patents or any invention or improvement disclosed in any of the Licensed Patents; (iv) an obligation for Seller to maintain any of the Licensed Patents, including monitoring or paying the maintenance fees or annuity fees for any of the Licensed Patents as prescribed by the rules and regulations of the United States Patent and Trademark Office or any foreign patent office; or (v) conferring any ownership rights in the Licensed Patents to Buyer.
     (e) Any reference to Buyer or Seller under this Section 5.21 shall be deemed to refer to their respective permitted successors and assigns, unless otherwise required by the context.

ARTICLE VI
CONDITIONS TO OBLIGATIONS OF THE PARTIES
     Section 6.1 Conditions to Each Party’s Obligations. The respective obligation of Buyer and Seller to consummate the transactions contemplated by this Agreement is subject to the satisfaction at or prior to the Closing of the following conditions:
     (a) Injunction. There will be no effective injunction, writ or preliminary restraining order or any order of any nature issued by a Governmental Entity of competent jurisdiction to the effect that the Acquisition may not be consummated as provided in this Agreement, no proceeding or lawsuit will have been commenced by any Governmental Entity for the purpose of obtaining any such injunction, writ or preliminary restraining order and no written notice will have been received from any Governmental Entity indicating an intent to restrain, prevent, materially delay or restructure the transactions contemplated by this Agreement.
     (b) Consents. All consents, authorizations, waivers or approvals of any Governmental Entity or third party as may be required to be obtained in connection with the execution, delivery or performance of this Agreement, the failure to obtain of which would prevent the consummation of the transaction contemplated hereby or have a Material Adverse Effect, shall have been obtained.
     Section 6.2 Conditions to Obligations of Seller. The obligations of Seller to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions:
     (a) Representations and Warranties. Subject to such changes permitted or contemplated hereby, the representations and warranties of Buyer contained in Article IV of this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by reference to materiality or material adverse effect, which representations and warranties as so qualified shall be true and correct in all respects) as of the date hereof and as of the Closing as though made at and as of such time, or in the case of representations and warranties made as of a specific date, as of such date, except where any such failure of such representations and warranties to be true and correct would not (i) result in a material harm to Seller or (ii) materially hinder, frustrate, impair or otherwise delay the ability of Buyer or Seller to consummate the transactions contemplated hereby;
     (b) Performance of Obligations. Buyer shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;
     (c) Legal Proceedings. No action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement or (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation, and no such judgment, order, decree, stipulation or injunction shall be in effect;

     (d) Buyer Certificate. An authorized officer of Buyer shall have executed and delivered to Seller a certificate as to compliance with the conditions set forth in Sections 6.2(a), 6.2(b) and 6.2(c) hereof; and
     (e) Buyer Documents. Buyer shall have delivered, or caused to be delivered, to Seller the items identified in Section 2.9 and such other certificates and instruments (including certificates of good standing of Buyer in its jurisdiction of organization and the State of Connecticut, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as Seller shall reasonably request in connection with the Closing.
     Section 6.3 Conditions to Obligations of Buyer. The obligations of Buyer to consummate the transactions contemplated by this Agreement are further subject to the satisfaction (or waiver) at or prior to the Closing of the following conditions:
     (a) Representations and Warranties. Subject to such changes permitted or contemplated hereby, the representations and warranties of Seller contained in Article III of this Agreement shall be true and correct in all material respects (except for such representations and warranties that are qualified by their terms by reference to materiality or Material Adverse Effect, which representations and warranties as so qualified shall be true and correct in all respects) at the date hereof and as of the Closing as though made at and as of such time, or in the case of representations and warranties made as of a specific date, as of such date, except where any such failure of such representations and warranties to be true and correct would not (i) constitute or result in a Material Adverse Effect or (ii) materially hinder, frustrate, impair or otherwise delay the ability of Buyer or Seller to consummate the transactions contemplated hereby;
     (b) Performance of Obligations. Seller shall have performed in all material respects its obligations under this Agreement required to be performed by it at or prior to the Closing pursuant to the terms hereof;
     (c) Legal Proceedings. No action, suit, proceeding, claim, arbitration or investigation before any Governmental Entity or before any arbitrator shall be pending or threatened wherein an unfavorable judgment, order, decree, stipulation or injunction would (i) prevent consummation of the transactions contemplated by this Agreement, (ii) cause the transactions contemplated by this Agreement to be rescinded following consummation or (iii) affect adversely the right of Buyer to own, operate or control any of the Acquired Assets or to conduct the Business of the Seller as currently conducted, following the Closing, and no such judgment, order, decree, stipulation or injunction shall be in effect;
     (d) Seller’s Certificate. An authorized officer or representative of Seller shall have executed and delivered to Buyer a certificate as to compliance with the conditions set forth in Sections 6.3(a), 6.3(b) and 6.3(c) hereof; and
     (e) Seller Documents. Seller shall have delivered, or caused to be delivered, to Buyer the items identified in Section 2.8 and such other certificates and instruments (including certificate of good standing of Seller in its jurisdiction of organization, certified charter documents, certificates as to the incumbency of officers and the adoption of authorizing resolutions) as Buyer shall reasonably request in connection with the Closing.
ARTICLE VII
TERMINATION
     Section 7.1 Termination. This Agreement may be terminated at any time at or prior to the Closing (the “Termination Date”):
     (a) by mutual written consent of Seller and Buyer;
     (b) by written notice from Buyer to Seller if any of the conditions set forth in Sections 6.1 and 6.3 hereof shall have become incapable of fulfillment and shall not have been waived by Buyer;
     (c) by written notice from Seller to Buyer if any of the conditions set forth in Sections 6.1 and 6.2 hereof shall have become incapable of fulfillment and shall not have been waived by Seller; or
     (d) by written notice by Buyer or Seller if the Closing has not occurred on or prior to June 15, 2009 for any reason other than delay and/or nonperformance of the Party seeking such termination.
     Section 7.2 Procedure and Effect of Termination. In the event of the termination of this Agreement and the abandonment of the transactions contemplated hereby pursuant to Section 7.1 hereof, written notice thereof shall forthwith be given by the Party so terminating to the other Party, and this Agreement shall terminate and the transactions contemplated hereby shall be abandoned without further action by any Party. If this Agreement is terminated pursuant to Section 7.1 hereof:
     (a) each Party shall redeliver all documents, work papers and other materials of the other Party relating to the transactions contemplated hereby, whether obtained before or after the execution hereof, to the Party furnishing the same or, upon prior written notice to such Party, shall destroy all such documents, work papers and other materials and deliver notice to the Party seeking destruction of such documents that such destruction has been completed;
     (b) notwithstanding any provision of the Confidentiality Agreement to the contrary, each Party shall not disclose, and shall keep strictly confidential, all Confidential Information about the other Party at all times and forever following such termination and shall not use any of such Confidential Information for any reason or purpose whatsoever;
     (c) all filings, applications and other submissions made pursuant hereto shall, at the option of the party who is responsible for such filings, applications and other submissions, and to the extent practicable, be withdrawn from the agency or other Person to which made; and

     (d) there shall be no liability or obligation hereunder on the part of Seller, Buyer or any of their respective directors, officers, employees, Affiliates, Controlling Persons, agents or representatives, except that:
     (i) nothing in this Agreement shall relieve any Party from liability for fraud or willful misconduct in connection with, or any willful breach of, this Agreement; and
     (ii) the obligations provided for in this Section 7.2 and Sections 5.2(b), 5.6, 5.10, 9.1, 9.7, 9.8, 9.9 and 9.13 hereof and in the Confidentiality Agreement shall survive any such termination.
ARTICLE VIII
INDEMNIFICATION
     Section 8.1 Indemnification Obligations of Seller. Seller shall indemnify and hold harmless each of the Buyer Indemnified Parties from, against and in respect of any and all claims, damages, losses, liabilities and expenses (including amounts paid in settlement and reasonable attorneys’ fees and expenses) (any of the foregoing, a “Loss”) arising out of:
     (a) any breach of any representation or warranty made by Seller in Article III of this Agreement or any Seller Ancillary Document;
     (b) any breach of any covenant or agreement made by Seller in this Agreement or any Seller Ancillary Document;
     (c) any Excluded Liability;
     (d) the failure of Seller, in connection with the sale of the Acquired Assets by Seller to Buyer pursuant to this Agreement, to comply with, and obtain for Buyer the benefits afforded by compliance with, any applicable bulk transfers laws, including any and all liabilities that may be asserted by third parties against Buyer or any Affiliate of the Buyer as a result of Seller’s noncompliance with any applicable bulk transfer law; or
     (e) any provision of any Environmental Laws relating to the Business or the Owned Real Property but if and only to the extent arising out of any conditions, facts, actions, activities, occurrences, events or incidents existing or occurring prior to the Closing Date; provided, however, that to the extent that it cannot be determined whether the condition, fact, action, activity, occurrence, event or incident causing contamination occurred on, prior to or after the Closing Date, Seller shall be responsible for 50% of the applicable Losses.
     Section 8.2 Indemnification Obligations of Buyer. Buyer shall indemnify and hold harmless each of the Seller Indemnified Parties from, against and in respect of any and all Losses arising out of:
     (a) any breach of any representation or warranty made by Buyer in Article IV of this Agreement or any Buyer Ancillary Document;

     (b) any breach of any covenant, agreement or undertaking made by Buyer in this Agreement or any Buyer Ancillary Document;
     (c) any Assumed Liability; or
     (d) any provision of any Environmental Laws relating to the Business or the Owned Real Property but if and only to the extent arising out of any conditions, facts, actions, activities, occurrences, events or incidents existing or occurring on or after the Closing Date, with the exception of Seller’s performance under the Environmental Agreement related to pre-Closing conditions; provided, however, that to the extent that it cannot be determined whether the condition, fact, action, activity, occurrence, event or incident causing contamination occurred on, prior to or after the Closing Date, Buyer shall be responsible for 50% of the applicable Losses.
     Section 8.3 Indemnification Procedure.
     (a) Promptly after receipt by an Indemnified Party of notice by a third party of a threatened or filed complaint or the threatened or actual commencement of any audit, investigation, action or proceeding with respect to which such Indemnified Party may be entitled to receive payment from the other Party for any Loss, such Indemnified Party shall provide written notification to Buyer, on the one hand, or Seller, on the other hand, whoever is the appropriate indemnifying Party hereunder (the “Indemnifying Party”), within twenty (20) days of the Indemnified Party’s receipt of notice of threatening or filing of such complaint or of the notice of the threatened or actual commencement of such audits, investigation, action or proceeding; provided, however, that the failure to so notify the Indemnifying Party shall relieve the Indemnifying Party from liability under this Agreement with respect to such claim only if, and only to the extent that, such failure to notify the Indemnifying Party results in (i) the forfeiture by the Indemnifying Party of rights and defenses otherwise available to the Indemnifying Party with respect to such claim or (ii) material prejudice to the Indemnifying Party with respect to such claim. The Indemnifying Party shall have the right, upon written notice delivered to the Indemnified Party within thirty (30) days thereafter, to assume the defense of such complaint, audit, investigation, action or proceeding, including the employment of counsel reasonably satisfactory to the Indemnified Party and the payment of the fees and disbursements of such counsel. If the Indemnifying Party declines or fails to assume the defense of the audit, investigation, action or proceeding on the terms provided above within such thirty (30) day period, however, the Indemnified Party may employ counsel to represent or defend it in any such audit, investigation, action or proceeding and, if such audit, investigation, action or proceeding is a matter with respect to which the Indemnified Party is entitled to receive payment from the Indemnifying Party for the Loss in question, the Indemnifying Party will pay the reasonable fees and disbursements of such counsel as incurred; provided, however, that the Indemnifying Party will not be required to pay the fees and disbursements of more than one (1) counsel for all Indemnified Parties in any jurisdiction in any single audit, investigation, action or proceeding. In any audit, investigation, action or proceeding with respect to which indemnification is being sought hereunder, the Indemnified Party or the Indemnifying Party, whichever is not assuming the defense of such action, shall have the right to participate in such matter and to retain its own counsel at such Party’s own expense. The Indemnifying Party or the Indemnified Party, as the case may be, shall at all times use reasonable efforts to keep the Indemnifying Party or the Indemnified Party, as the case may be, reasonably apprised of the status of any matter the defense of which they are maintaining and to cooperate in good faith with each other with respect to the defense of any such matter.
     (b) No Indemnified Party may settle or compromise any claim or consent to the entry of any judgment with respect to which indemnification is being sought hereunder without the prior written consent of the Indemnifying Party.
     (c) If an Indemnified Party claims a right to payment pursuant to this Agreement not involving a third party claim covered by Section 8.3(a) hereof, such Indemnified Party shall send written notice of such claim to the Indemnifying Party. Such notice shall specify the basis for such claim. As promptly as possible after the Indemnified Party has given such notice, such Indemnified Party and the appropriate Indemnifying Party shall establish the merits and amount of such claim (by mutual agreement, arbitration, litigation or otherwise) and, within ten (10) Business Days of the final determination of the merits and amount of such claim, the Indemnifying Party shall pay to the Indemnified Party immediately available funds in an amount equal to such claim as determined hereunder, if any.
     Section 8.4 Claims Period. The Claims Period under this Agreement with respect to all Losses described in Section 8.1(a) and 8.2(a) shall commence on the Closing Date and shall terminate on the date that is twelve (12) months after the Closing Date, except that (a) the Claims Period for Losses arising from breaches of Section 3.5 shall commence on the Closing Date and terminate on the day that is thirty (30) days after Seller’s delivery of the Closing Balance Sheet; (b) the Claims Period for Losses arising from breaches of Sections 3.2, 3.3, 4.2 and 4.3 shall commence on the Closing Date and extend without limitation as to time; (c) the Claims Period for Losses arising from breaches of Section 3.13 shall commence on the Closing Date and terminate on the date that is ninety (90) days after the expiration of the applicable statute of limitations; and (d) the Claims Period for Losses arising from breaches of Section 3.15 shall commence on the Closing Date and terminate on the date that is three (3) years from the Closing Date. The Claims Period under this Agreement with respect to all Losses described in Section 8.1(e) and Section 8.2(d) shall commence on the Closing Date and shall terminate on the date that is five (5) years from the Closing Date. Notwithstanding the foregoing, if prior to the close of business on the last day of the Claims Period, an Indemnifying Party shall have been properly notified of a claim for indemnity hereunder and such claim shall not have been finally resolved or disposed of at such date, such claim shall continue to survive and shall remain a basis for indemnity hereunder until such claim is finally resolved or disposed of in accordance with the terms hereof. The covenants and agreements set forth in this Agreement, any of the Seller Ancillary Documents or any of the Buyer Ancillary Documents that by their terms are to be performed after the Closing shall survive until fulfilled in accordance with their terms.
     Section 8.5 Liability Limits of Seller. Notwithstanding anything to the contrary set forth in this Agreement, Seller’s obligation to indemnify, defend and hold the Buyer Indemnified Parties harmless shall be limited as follows:
     (a) No amounts of indemnity shall be payable pursuant to Section 8.1 unless and until the Buyer Indemnified Parties shall have suffered indemnifiable Losses in excess of $25,000 in the aggregate, in which case the Buyer Indemnified Parties shall be entitled to recover all Losses and not just amounts in excess of $25,000.
     (b) Except as otherwise provided in Section 8.5(i), in no event shall the aggregate amount of indemnity required to be paid by Seller to all Buyer Indemnified Parties pursuant to Section 8.1 exceed 10% of the Purchase Price; provided, however, that with respect to Seller’s indemnification obligations set forth in Section 8.1(e), the aggregate amount of indemnity required to be paid by Seller to all Buyer Indemnified Parties shall not exceed the Purchase Price.
     (c) For purposes of computing the aggregate amount of claims against Seller, the amount of each claim by a Buyer Indemnified Party shall be deemed to be an amount equal to, and any payments by Seller pursuant to Section 8.1 shall be limited to, the amount of Losses that remain after (i) deducting therefrom (A) any third party insurance proceeds and any indemnity, contributions or other similar payment actually paid to a Buyer Indemnified Party by any third party with respect thereto, and (B) any net tax benefit recognized by a Buyer Indemnified Party or any Affiliate thereof with respect to the Losses or items giving rise to such claim for indemnification; provided, however, that a Buyer Indemnified Party shall use commercially reasonable efforts to obtain all insurance proceeds or other payments from third parties that may be available with respect to any Loss for which it may be entitled to indemnification under this Agreement;
     (d) The amount of indemnity payable pursuant to Section 8.1 with respect to any Loss shall be reduced to the extent appropriate to reflect the relative contribution to such Loss, if any, caused by actions taken by Buyer after the Closing;
     (e) In any claim for indemnification under this Agreement, Seller shall not be required to indemnify any Person for special, exemplary or consequential damages, including loss of profit or revenue, any multiple of reduced cash flow, interference with operations, or loss of customers, tenants, lenders, investors or buyers; and
     (f) In any case where a Buyer Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which Seller has indemnified it pursuant to this Agreement, such Buyer Indemnified Party shall promptly pay over to Seller the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by Seller to or on behalf of the Buyer Indemnified Party in respect of such matter, and (ii) any amount expended by Seller in pursuing or defending any claim arising out of such matter.
     (g) Any indemnity payment under this Agreement by Seller shall be treated as an adjustment to the Purchase Price for Tax purposes.
     (h) An Indemnified Party shall, to the extent practicable and reasonably within its control, take reasonable best efforts to mitigate any Loss of which it has adequate notice, provided that the Indemnified Party shall not be obligated to act in contravention of applicable Law or in contravention of reasonable and customary practices of a prudent Person in similar circumstances. The obligation to indemnify a Party’s officers, directors, employees, agents and representatives in accordance with this Article VIII shall be enforceable exclusively by such Party and nothing herein shall grant such officers, directors, employees, agents or representatives any individual rights, remedies, obligations or liabilities with respect to this Agreement. The Parties to this Agreement may amend or modify this Agreement in any respect without the consent of such officers, directors, employees, agents and representatives.
     (i) Any amounts of indemnity payable pursuant to the Environmental Agreement shall not be subject to the limitations contained in either Section 8.5(a) or (b).
     Section 8.6 Liability Limits of Buyer. Notwithstanding anything to the contrary set forth in this Agreement, Buyer’s obligation to indemnify, defend and hold the Seller Indemnified Parties harmless shall be limited as follows:
     (a) No amounts of indemnity shall be payable pursuant to Section 8.2 unless and until the Seller Indemnified Parties shall have suffered indemnifiable Losses in excess of $25,000 in the aggregate, in which case the Seller Indemnified Parties shall be entitled to recover all Losses and not just amounts in excess of $25,000.
     (b) In no event shall the aggregate amount of indemnity required to be paid by Buyer to all Seller Indemnified Parties pursuant to Section 8.2 exceed 10% of the Purchase Price; provided, however, that with respect to Buyer’s indemnification obligations set forth in Section 8.1(e), the aggregate amount of indemnity required to be paid by Buyer to all Seller Indemnified Parties shall not exceed the Purchase Price.
     (c) For purposes of computing the aggregate amount of claims against Buyer, the amount of each claim by a Seller Indemnified Party shall be deemed to be an amount equal to, and any payments by Buyer pursuant to Section 8.2 shall be limited to, the amount of Losses that remain after (i) deducting therefrom (A) any third party insurance proceeds and any indemnity, contributions or other similar payment actually paid to a Seller Indemnified Party by any third party with respect thereto, and (B) any net tax benefit recognized by a Seller Indemnified Party or any Affiliate thereof with respect to the Losses or items giving rise to such claim for indemnification; provided, however, that a Seller Indemnified Party shall use commercially reasonable efforts to obtain all insurance proceeds or other payments from third parties that may be available with respect to any Loss for which it may be entitled to indemnification under this Agreement;
     (d) The amount of indemnity payable pursuant to Section 8.2 with respect to any Loss shall be reduced to the extent appropriate to reflect the relative contribution to such Loss, if any, caused by actions taken by Seller after the Closing;
     (e) In any claim for indemnification under this Agreement, Buyer shall not be required to indemnify any Person for special, exemplary or consequential damages, including loss of profit or revenue, any multiple of reduced cash flow, interference with operations, or loss of customers, tenants, lenders, investors or buyers; and
     (f) In any case where a Seller Indemnified Party recovers from third Persons any amount in respect of a matter with respect to which Buyer has indemnified it pursuant to this Agreement, such Seller Indemnified Party shall promptly pay over to Buyer the amount so recovered (after deducting therefrom the full amount of the expenses incurred by it in procuring such recovery), but not in excess of the sum of (i) any amount previously so paid by Buyer to or on behalf of the Seller Indemnified Party in respect of such matter, and (ii) any amount expended by Buyer in pursuing or defending any claim arising out of such matter.
     (g) Any indemnity payment under this Agreement by Buyer shall be treated as an adjustment to the Purchase Price for Tax purposes.
     Section 8.7 Exclusive Remedies. Except with respect to claims based on fraud or as otherwise contained in the Environmental Agreement, the provisions of this Article VIII, Section 9.9 and Section 9.13 hereof set forth the exclusive rights and remedies of Buyer and Seller to seek or obtain damages or any other remedy or relief whatsoever from any party with respect to matters arising under or in connection with this Agreement and the transactions contemplated hereby.
ARTICLE IX
MISCELLANEOUS
     Section 9.1 Fees and Expenses. Whether or not the transactions contemplated by this Agreement are consummated pursuant hereto, and except as set forth in Section 2.7(c) and Section 5.7, Seller and Buyer shall pay all fees and expenses incurred by, or on behalf of, Seller or Buyer, respectively, in connection with, or in anticipation of, this Agreement and the consummation of the transactions contemplated hereby.
     Section 9.2 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be given by any of the following methods: (a) personal delivery; (b) registered or certified mail, postage prepaid, return receipt requested; or (c) overnight mail. Notices shall be sent to the appropriate Party at its address given below (or at such other address for such Party as shall be specified by notice given hereunder):
If to Buyer, to:
EDAC Technologies Corporation
1806 New Britain Avenue
Farmington, CT 06032
Attention: Mr. Dominick Pagano
Facsimile: (860) 674-2718
with a copy to:
Robinson & Cole LLP
280 Trumbull Street
Hartford, Connecticut 06103
Attention: Edward J. Samorajczyk, Jr., Esq.
Facsimile: (860) 275-8299

If to Seller, to:
MTU Aero Engines North America, Inc.
100 Corporate Place
Rocky Hill, CT 06067
Attention: Chief Executive Officer
Facsimile:
with copies to:
MTU Aero Engines GmbH
Dachauer Straße 665
D-80995 Munich
Germany
Attention: General Counsel
Facsimile: +49 (0)89 14 89-58 14
and
King & Spalding LLP
1185 Avenue of the Americas
New York, NY 10036
Attention: Wilfried Witthuhn
Facsimile: 212-556-2222
All such notices, requests, demands, waivers and communications shall be deemed received upon (i) actual receipt thereof by the addressee, or (ii) actual delivery thereof to the appropriate address.
     Section 9.3 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law or public policy, all other terms, conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated by this Agreement is not affected in any manner materially adverse to any Party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the Parties as closely as possible in a mutually acceptable manner in order that the transactions contemplated by this Agreement be consummated as originally contemplated to the fullest extent possible.
     Section 9.4 Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned, directly or indirectly, including by operation of law, by any Party without the prior written consent of the other Party; provided, however, that Buyer has the right to assign its rights and obligations under this Agreement, without the prior written consent of Seller, to a wholly-owned subsidiary of Buyer, which wholly-owned subsidiary shall assume all of Buyer’s rights and obligations hereunder; and provided further, that Buyer shall remain liable for its obligations under Article II, or shall provide an appropriate guarantee thereof on behalf of such wholly-owned subsidiary.
     Section 9.5 No Third Party Beneficiaries. This Agreement is exclusively for the benefit of Seller, and its successors and permitted assigns, with respect to the obligations of Buyer under this Agreement, and for the benefit of Buyer, and its respective successors and permitted assigns, with respect to the obligations of Seller, under this Agreement, and this Agreement shall not be deemed to confer upon or give to any other third party any remedy, claim, liability, reimbursement, cause of action or other right.
     Section 9.6 Section Headings. The Article and Section headings contained in this Agreement are exclusively for the purpose of reference, are not part of the agreement of the Parties and shall not in any way affect the meaning or interpretation of this Agreement.
     Section 9.7 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), the Confidentiality Agreement and the other documents delivered pursuant to this Agreement constitute the entire agreement among the Parties with respect to the subject matter of this Agreement and supersede all other prior agreements and understandings, both written and oral, between the Parties with respect to the subject matter of this Agreement.
     Section 9.8 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York (regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof) as to all matters, including matters of validity, construction, effect, performance and remedies.
     Section 9.9 Specific Performance. The Parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the Parties agree that, in addition to any other remedies, each Party shall be entitled to enforce the terms of this Agreement, the Seller Ancillary Documents or the Buyer Ancillary Documents by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.
     Section 9.10 Counterparts. This Agreement may be executed in counterparts, including by way of facsimile or other electronic transmission, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.
     Section 9.11 Amendment; Modification; Waiver. This Agreement may be amended, modified or supplemented at any time by written agreement of the Parties. No waiver by any Party of any right or remedy hereunder shall be valid unless the same shall be in writing and signed by the Party giving such waiver. No waiver by any Party with respect to any default, misrepresentation, or breach of warranty or covenant hereunder shall be deemed to extend to any prior or subsequent default, misrepresentation, or breach of warranty or covenant hereunder or affect in any way any rights arising by virtue of any prior or subsequent such occurrence
     Section 9.12 Disclosure Schedules. Disclosure of any fact or item in any Schedule hereto referenced by a particular Section in this Agreement shall be deemed to have been disclosed with respect to every other Section in this Agreement if such disclosure would permit a reasonable person to find such disclosure relevant to such other sections.
     Section 9.13 Dispute Resolution.
     (a) Except as otherwise provided in Section 2.7, any dispute, controversy or claim arising out of or relating to this Agreement, or the validity, interpretation, breach or termination of this Agreement, including claims seeking redress or asserting rights under any applicable Law (a “Dispute”), shall be resolved in accordance with the procedures set forth in this Section 9.13. Until completion of such procedures, no Party may take any action to force a resolution of a Dispute by any judicial or similar process, except to the limited extent necessary to (i) avoid expiration of a claim that might eventually be permitted by this Agreement or (ii) obtain interim relief, including injunctive relief, to preserve the status quo or prevent irreparable harm.
     (b) Any Party seeking resolution of a Dispute shall first submit the Dispute for resolution by mediation pursuant to the Center for Public Resources Model Procedure for Mediation of Business Disputes as then in effect. Mediation will continue for at least sixty (60) days unless the mediator chooses to withdraw sooner.
     (c) All communications among the Parties or their representatives in connection with the attempted resolution of any Dispute shall be deemed to have been delivered in furtherance of a Dispute settlement and shall be exempt from discovery and production and shall not be admissible in evidence (whether as an admission or otherwise) in any proceeding for the resolution of the Dispute.
     (d) If a Dispute is not resolved by mediation undertaken pursuant to Section 9.13(b), then any Party may take action to force resolution of the Dispute by judicial process. Subject to Section 9.13(b), any suit, action or proceeding seeking to resolve any Dispute may be brought against any other Party only in the United States District Court for the Southern District of New York or any state court sitting in the City of New York, Borough of Manhattan, and each of the Parties hereby consents to the exclusive jurisdiction of such court (and of the appropriate appellate courts) in any such suit, action or proceeding and waives any objection to venue laid in such court. Process in any such suit, action or proceeding may be served on any Party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each Party agrees that service of process on such Party at the address referred to in Section 9.2, together with notice of such service to such Party, shall be deemed effective service of process upon such Party.
     (e) EACH OF THE PARTIES HEREBY IRREVOCABLY WAIVE ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY DISPUTE ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.
     (f) Notwithstanding anything to the contrary contained in this Section 9.13, any Party may take any action to force resolution of the Dispute by judicial process immediately upon the occurrence of such Dispute, and disregard the obligations of Sections 9.13(b) and (c), if, but only if, such Dispute occurs prior to the Closing, at which time the Dispute will be deemed to be resolved.

     (g) In the event that any Dispute among the Parties should result in litigation, the prevailing Party (or Parties) in such dispute shall be entitled to recover from the losing Party (or Parties) all fees, costs and expenses incurred in connection with such litigation, including without limitation, such reasonable fees and expenses of attorneys and accountants, which shall include, without limitation, all fees, costs and expenses incurred in connection with any appeals.
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     IN WITNESS WHEREOF, the Parties have caused this Asset Purchase Agreement to be executed as of the date first above written.

MTU AERO ENGINES NORTH AMERICA, INC.

By:	/s/ Christoph Broetz Name: Christoph Broetz
Title: Vice President Finance

EDAC TECHNOLOGIES CORPORATION

By:	/s/ Dominick A. Pagano Name: Dominick A. Pagano
Title: President and Chief Executive Officer